Exhibit 99.4

Independent Auditors Report on the Consolidated

Financial Statements

To the Shareholders

and Board of Directors of PicS N.V

Opinion

We have audited the consolidated financial statements of PicS N.V (the Company), which comprise the statement of financial position as at December 31, 2025, and the statement of comprehensive income, statement of changes in equity and statement of cash flows for the year then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2025, and of its financial performance and its cash flows for the year then ended in accordance with IFRS Accounting Standards as issued by International Accounting Standards Board (IFRS Accounting Standard).

Basis for opinion

We conducted our audit in accordance with Brazilian and International Standards on Auditing (ISAs). Our responsibilities under those standards are further described in the Responsibilities for the Audit of the consolidated Financial Statements section of our report. We are independent of the Company in accordance with the relevant ethical principles provided for in the Accountant's Code of Professional Ethics and in the professional standards issued by the Federal Accounting Council, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the consolidated financial statements of the current period. These matters were addressed in the context of our audit of the consolidated financial statements as a whole, and in forming our opinion thereon, we do not provide a separate opinion on these matters.

Measurement of Expected Credit Losses (ECL) – See Notes 3.5, 8.2 and 8.3 to the consolidated financial statements Key Audit Matter How our audit approached this matter

Key Audit Matter	How our audit approached this matter

As of December 31, 2025, the Company recognized an allowance for expected credit losses (ECL) amounting to R$3,155,386, related to consumer loans (collective ECL).

The Company classifies its financial assets into three credit risk stages based on the assessment of changes in credit risk since initial recognition, in accordance with the expected credit loss (ECL) model. For assets with no significant increase in credit risk (Stage 1), a 12-month ECL is recognized, while for assets that have experienced a significant increase in credit risk or are credit-impaired (Stages 2 and 3), a lifetime ECL is recognized.

To calculate the ECL, the Group segments the portfolios into homogeneous risk groups based on shared credit risk characteristics and uses models to estimate the Probability of Default (PD), Exposure at Default (EAD), and Loss Given Default (LGD) for each group. Additionally, the Group identifies relevant macroeconomic variables and estimates the impact of projections of these variables.

We considered the measurement of expected credit losses related to consumer loans a key audit matter due to the high level of audit effort, including specialized skills and knowledge, as well as the subjective and complex judgment required due to significant uncertainty in measurement. Specifically, the assessment included: (i) the ECL methodology, including PD and LGD models and their respective assumptions; and (ii) the determination of credit risk and stage allocation, evaluating whether a significant increase in credit risk (SICR) occurred, considering changes in credit behaviour variables.

Our audit procedures included, but were not limited to:

●     Evaluation of the Company’s process for developing the collective ECL estimate by testing certain data sources, factors, and assumptions used, as well as considering the relevance and reliability of these elements.

●     Assessment, with the involvement of our professionals with specialized skills and knowledge in credit risk, of:

(i) the collective ECL in terms of compliance with International Financial Reporting Standards (IFRS – Accounting Standards);

(ii) the conceptual soundness of the PD and LGD models by inspecting the model documentation to determine whether the models are suitable for their intended use;

(iii) the appropriateness of the stage allocation of financial assets, considering shared risk characteristics as well as the Company’s specific metrics and comparison with applicable regulatory practices;

(iv) the relevance of macroeconomic variables incorporated into the PD models, through regression analyses of the historical correlation between these variables and credit risk;

(v) the accuracy of the PD and LGD models based on the Company’s historical data.

●      Review of the disclosures in the consolidated financial statements to assess whether they appropriately reflect relevant information on expected credit losses.

Based on the audit evidence obtained through the procedures summarized above, we consider the measurement of ECLs and the related disclosures to be acceptable in the context of the consolidated financial statements as a whole, for the year ended December 31, 2025.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada

Recoverability of Deferred Tax Assets – See Notes 3.15, 4.5 and 10 to the consolidated financial statements

Key Audit Matter	How our audit approached this matter

The Company recognized deferred tax assets (DTA) of R$705,963 related to tax losses and social contribution negative basis (tax losses and social contribution DTA). The recognition of these assets depends on the likelihood that future taxable profits will be available for utilization. The Company’s estimates of future taxable profits are based on management’s business plans and projections, which require the definition of significant assumptions regarding future events and conditions, such as revenue growth and operating margins.

We considered the assessment of the recoverability of tax losses and social contribution deferred tax assets (DTA) a key audit matter due to the high level of audit effort, including specialized skills and knowledge, and subjective and complex auditor judgment was involved in evaluating the revenue growth and operating margins assumptions used to estimate future taxable profits.

Our audit procedures included, but were not limited to:

●     Testing the design and implementation of certain internal controls over the determination of assumptions, including revenue growth and operating margins, used in preparing future taxable profits;

●     Involvement of valuation professionals with specialized skills and knowledge, who assisted in assessing the revenue growth and operating margins assumptions by analyzing the consistency of these assumptions with commonly adopted valuation practices and methodologies and comparing to the entity’s historical information and relevant market data.

●     Review of disclosures in the consolidated financial statements to assess whether they appropriately reflect relevant information regarding the deferred tax assets.

Based on the audit evidence obtained through the procedures summarized above, we consider the assessment of the recoverability of the recognized deferred tax assets, as well as the related disclosures, to be acceptable in the context of the consolidated financial statements as a whole, for the year ended December 31, 2025.

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada

Responsibilities of Management and Those Charged with Governance for the consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with IFRSs, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company's financial reporting process.

Auditor's Responsibilities for the Audit of the consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with ISAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

●	Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

●	Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control.

●	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

●	Conclude on the appropriateness of management's use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company's ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor's report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor's report. However, future events or conditions may cause the Company to cease to continue as a going concern.

●	Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

●	Plan and perform the group audit to obtain sufficient appropriate audit evidence regarding the financial information of the entities or business units within the group as a basis for forming an opinion on the group financial statements. We are responsible for the direction, supervision and review of the audit work performed for purposes of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, actions taken to eliminate threats or safeguards applied.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor's report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

São Paulo, March 18, 2026.

KPMG Auditores Independentes Ltda.

CRC 2SP-014428/O-6

/s/ Guilherme Zuppo Ventura Diaz

Guilherme Zuppo Ventura Diaz

Accountant CRC 1SP294326/O-3

KPMG Auditores Independentes Ltda., uma sociedade simples brasileira, de responsabilidade limitada e firma-membro da organização global KPMG de firmas-membro independentes licenciadas da KPMG International Limited, uma empresa inglesa privada de responsabilidade limitada

Pics N.V.
Consolidated statements of financial position
As of December 31, 2025 and 2024
(Thousands of Reais)

ASSETS	Note	December 31, 2025	December 31, 2024
Cash and cash equivalents	6	3,863,395	7,471,673
Financial assets		33,226,869	16,875,509
Financial assets measured at fair value through profit or loss		71,451	100,051
Financial Investments	7a	42,435	45,864
Derivative financial instruments	7b	29,016	54,187
Financial assets measured at fair value through other comprehensive income		3,000,551	3,099,077
Financial Investments	7a	3,000,551	3,099,077
Financial assets measured at amortized cost		30,154,867	13,676,381
Financial investments	7a	2,891,089	-
Trade receivables	8.1	4,146,321	3,877,167
Consumer Loans	8.2	20,913,518	9,578,148
Other receivables	8.4	1,911,010	221,066
Prepaid expenses	9	273,755	141,805
Other assets		19,174	4,371
Tax assets	10	3,609,417	1,778,853
Current income tax assets		1,533,487	1,212,615
Deferred tax assets	10.1	2,075,930	566,238
Legal deposits		1,370	667
Property, plant and equipment	11	110,784	74,334
Right of use assets – leases	11	35,462	43,032
Intangible assets	12	1,138,811	927,414
TOTAL ASSETS		41,986,108	27,317,658

LIABILITIES	Note	December 31, 2025	December 31, 2024
Financial liabilities measured at fair value through profit or loss		15,751	-
Derivative financial instruments	7b	15,751	-
Financial liabilities measured at amortized cost		36,287,500	24,274,008
Third-party funds	13	29,974,830	20,203,988
Trade payables	14	5,497,113	3,365,265
Obligations to FIDC FGTS quota holders	15	815,557	704,755
Labor obligations	16	594,918	535,434
Taxes payable	17	826,498	648,205
Deferred tax liabilities	10.2	37,791	-
Lease liability	18	45,171	53,136
Provision for legal and administrative claims	19	254,723	17,484
Other liabilities	8.2	33,842	25,524

Total Liabilities		38,096,194	25,553,791

Equity	20	3,889,914	1,763,867
Share premium reserve		2,589,934	1,406,563
Capital reserve		131,325	-
Fair value reserve		3,507	(22,610)
Retained earnings		1,148,018	224,633
Non-Controlling interests		17,130	155,281

TOTAL EQUITY AND LIABILITIES		41,986,108	27,317,658

The notes are an integral part of the consolidated financial statements.

Pics N.V
Consolidated statements of profit or loss
For the years ended December 31, 2025 and 2024
(Thousands of Reais)

	Note	December 31, 2025	December 31, 2024
Net revenue from transaction activities and other services		1,891,204	1,524,048
Financial income	22	8,386,620	4,046,096
Total revenue and financial income		10,277,824	5,570,144

Transaction expenses	23	(691,227)	(493,676)
Interest and other financial expenses	24	(3,499,396)	(1,438,664)
Total transaction and financial expenses		(4,190,623)	(1,932,340)

Credit loss allowance expenses	25	(2,528,543)	(887,025)
Technology expenses	26	(502,690)	(508,600)
Marketing expenses	27	(494,885)	(333,180)
Personnel expenses	28	(1,422,727)	(1,090,833)
Administrative expenses	29	(444,686)	(234,423)
Depreciation and amortization		(442,761)	(292,911)
Other expenses		(58,946)	(33,013)
Other income		125,376	88,153

Profit before income taxes		317,339	345,972

Current income tax and social contribution	17.2	(655,463)	(545,603)
Deferred income tax and social contribution	17.2	1,479,730	451,419
Total income tax and social contribution (expense) benefit		824,267	(94,184)

Profit for the year		1,141,606	251,788
Profit attributable to the Company’s shareholders		1,091,487	217,574
Profit attributable to non-controlling interests		50,119	34,214
Earnings per share – basic and diluted	20c	5,457	1,088

The notes are an integral part of the consolidated financial statements.

Pics N.V
Consolidated statements of comprehensive income
For the years ended December 31, 2025 and 2024
(Thousands of Reais)

	December 31, 2025	December 31, 2024

Profit for the year	1,141,606	251,788
Other comprehensive income/(loss) (OCI)	29,745	(26,951)
- Items that are or may be reclassified subsequently to profit or loss
Fair value of financial assets at fair value through other comprehensive income	50,948	(27,137)
Deferred income tax	(22,789)	-
Reclassification of fair value adjustments to profit or loss	1,586	186
Total comprehensive income	1,171,351	224,837
Comprehensive income attributable to the Company’s shareholders	1,116,327	195,077
Comprehensive income attributable to non-controlling interests	55,024	29,760

The notes are an integral part of the consolidated financial statements.

Pics N.V
Consolidated statements of changes in equity
For the years ended December 31, 2025 and 2024
(Thousands of Reais)

	Note	Share capital	Share premium reserve	Additional paid-in capital	Capital reserve	Fair value reserve	Other reserve	Retained earnings / (accumulated losses)	Non-Controlling Interest	Total
Balances as of December 31, 2024 -PicS N.V		-	1,406,563	-	-	(22,610)	-	224,633	155,281	1,763,867
Share capital increase	20	-	1,183,371	-	-	-	-	-	-	1,183,371
Corporate reorganization	20a	-	-	-	-	-	-	(168,102)	(191,898)	(360,000)
Share-based long-term incentive plan - (LTIP)	20d	-	-	-	131,325	-	-	-	-	131,325
Other comprehensive income for the period (OCI)
Fair value of financial assets at fair value through other comprehensive income		-	-	-	-	44,557	-	-	6,391	50,948
Deferred income tax		-	-	-	-	(20,013)	-	-	(2,776)	(22,789)
Reclassification of fair value adjustments to profit or loss		-	-	-	-	1,573	-	-	13	1,586
Profit for the year		-	-	-	-	-	-	1,091,487	50,119	1,141,606

Balances as of December 31, 2025- PicS N.V		-	2,589,934	-	131,325	3,507	-	1,148,018	17,130	3,889,914

	Note	Share capital	Share premium reserve	Additional paid-in capital	Capital reserve	Fair value reserve	Other reserve	Accumulated losses	Non Controlling interest	Total
Balances as of December 31, 2023 – PicS		1,687	-	1,749,566	529,027	(113)	194,910	(1,167,125)	(104,479)	1,203,473
Other comprehensive income for the period (OCI)
Fair value of financial assets at fair value through other comprehensive income	20c	-	-	-	-	595	-	-	79	674
Reclassification of fair value adjustments to profit or loss		-	-	-	-	(62)	-	-	(35)	(97)
Profit for the year		-	-	-	-	-	-	(7,059)	(579)	(7,638)

Balances as of March 13, 2024 - PicS		1,687	-	1,749,566	529,027	420	194,910	(1,174,184)	(105,014)	1,196,413

Restructuring of March 14, 2024		(1,687)	1,301,007	(1,749,566)	(529,027)	-	(194,910)	1,174,184	-	-

Balances as of March 14, 2024 – PicS N.V		-	1,301,007	-	-	420	-	-	(105,014)	1,196,413
Share capital increase		-	105,556	-	-	-	-	-	-	105,556
Other comprehensive income for the period (OCI)
Fair value of financial assets at fair value through other comprehensive income		-	-	-	-	(5,284)	-	-	(1,054)	(6,338)
Deferred income tax		-	-	-	-	(17,964)	-	-	(3,509)	(21,473)
Reclassification of fair value adjustments to profit or loss		-	-	-	-	218	-	-	65	283
Contribution from NCI without a change in control		-	-	-	-	-	-	-	230,000	230,000
Profit for the year		-	-	-	-	-	-	224,633	34,793	259,426
Balances as of December 31, 2024 –PicS N.V		-	1,406,563	-	-	(22,610)	-	224,633	155,281	1,763,867

The notes are an integral part of the consolidated financial statements

Pics N.V
Consolidated statements of cash flows
For the years ended December 31, 2025 and 2024
(Thousands of Reais)

	Note	December 31, 2025	December 31, 2024

Profit for the year		1,141,606	251,788
Adjustments for
Income tax and social contribution expenses (benefit)	17.2	(824,267)	94,184
Labor provisions		72,090	16,757
Share based long term incentive plan (LTIP)		205,640	-
Depreciation/amortization	11/12	442,761	292,911
Provision for legal and administrative claims	19	108,850	16,328
Chargeback provision		(32,582)	(22,298)
Credit loss allowance		2,528,543	887,025
Write-off / loss on disposal of intangible assets	12	-	91,879
Interest accrued on third party funds		439,765	1,317,486
Interest accrued on consumer loans		(2,727,191)	(1,537,416)
Interest accrued on FIDC FGTS senior quotas		122,894	(3,245)
Interest accrued on financial assets		(585,607)	(269,850)

Variations in operating assets and liabilities
Financial assets		(2,533,733)	(146,008)
Derivative financial instruments		42,142	(54,187)
Trade receivables and other receivables		(1,926,527)	(520,375)
Consumer loans		(13,091,432)	(7,053,056)
Prepaid expenses		(131,950)	(69,616)
Other assets		(1,840,830)	(1,160,877)
Third-party funds		11,355,574	6,891,698
Labor obligations and taxes payable		1,711,283	905,463
Trade payables and other obligations		2,504,774	2,745,519
Obligations to FIDC FGTS quota holders	15	(12,092)	832,777
Legal and administrative claims	19	128,389	(9,907)
Interest received		1,953,489	500,758
Interest paid		(2,033,079)	(1,325,623)
Income tax and social contribution paid		(757,853)	(381,571)
Net cash (used in) from operating activities		(3,739,343)	2,290,544

Cash flows from investing activities
Acquisition of property, plant and equipment	11	(67,683)	(60,809)
Acquisition of intangible assets	12	(616,658)	(521,244)
Acquisition of credit card operations	21	-	(1,815,000)
Acquisition of FIDC PICPAY subordinated quotas		-	(128,022)
Net cash (used in) investing activities		(684,341)	(2,525,075)

Cash flows from financing activities
Share Capital Increase	20	1,183,371	105,556
Issuance of non-controlling interests	20	-	230,000
Corporate reorganization	20	(360,000)	-
Payment of leases	31	(7,965)	(8,402)
Net cash from financing activities		815,406	327,154

Net increase (decrease) in cash and cash equivalents		(3,608,278)	92,623

Cash and cash equivalents at the beginning of the year		7,471,673	7,379,049
Cash and cash equivalents at the end of the year		3,863,395	7,471,673

Net increase (decrease) in cash and cash equivalents		(3,608,278)	92,623

The notes are an integral part of the consolidated financial statements.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

1. Operating context

PicS N.V (formerly known as PicPay Holdings Netherlands B.V). (“PicPay Netherlands” or “Company”, along with its subsidiaries, “PicPay Group” or “Group”), a private limited liability company under Dutch law, was converted into a public limited liability company under Dutch law with the name “PicS N.V.”. On January 29, 2026, PicS N.V. finalized its initial public offering (“IPO”) and trading of its shares began on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) under the symbol “PICS”.

On December 30, 2023, J&F International B.V. (“J&F International”), at that time the beneficial holder of 100% of the Class B common shares of PicS Ltd. (“PicS”) (representing 99.6153% of the total issued and outstanding common shares of PicS), contributed the beneficial entitlement to these common shares to PicS N.V., by way of a share premium contribution on the shares in the capital of PicS N.V.

The legal transfer of the Class B common shares of PicS to PicS N.V was effective on March 14, 2024, which was considered the date of transfer of control for consolidation purposes. As of the date hereof, PicS N.V directly holds 100% of the Class B common shares of PicS (representing 99.6153% of the total issued and outstanding common shares of PicS) and indirectly owns (through JAB Capital SP Fund, Belami Capital SP Fund and AGR Capital SP Fund, each a private investment fund, organized within a segregated portfolio company in the Cayman Islands) the beneficial entitlement to 100% of the Class A common shares of PicS (representing 0.3847% of the total issued and outstanding common shares of PicS).

The Group accounted for the restructuring (“Restructuring”) as a common control transaction, and the pre-restructuring carrying amounts of PicS were included in the PicS N.V consolidated financial statements at book value (carryover basis). Thus, these consolidated financial statements reflect:

1.	The historical operating results, cash flows and financial position of PicS and its subsidiaries prior to the Restructuring;

2.	The contribution of PicS N.V consolidated assets at book value on March 14, 2024, which comprised cash and cash equivalents in the amount of 1 EUR;

3.	The consolidated operating results, cash flows and financial position of the Group following the Restructuring;

PicPay Instituição de Pagamento S.A. (“PicPay”) is authorized by the Brazilian Central Bank (“BACEN”) to operate as a payment institution in the capacities of:

(1) issuer of electronic currency;

(2) issuer of postpaid payment instruments;

(3) acquirer;

PicPay Bank – Banco Múltiplo S.A. (“PicPay Bank”) is authorized by the Brazilian Central Bank to operate as a multi-purpose bank, with authorization to perform both commercial and credit, financing and investment activities;

PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda. (“PicPay Invest”) is authorized by the Brazilian Central Bank to operate as a securities broker. In addition, PicPay Invest is authorized by the CVM to perform custodian securities services and fiduciary administration and trustee activities; and

Crednovo Sociedade de Empréstimo Entre Pessoas S.A. (“Crednovo”) is authorized by the Brazilian Central Bank to operate as a P2P (“Peer-to-peer”) lending fintech company intermediating credit operations between lenders and borrowers.

As of December 31, 2025, the controlling shareholder of PicS N.V is J&F International, which holds 87.83% of the total issued and outstanding capital stock of PicS N.V. J&F International is a wholly owned subsidiary of J&F Participações.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

2. Presentation and preparation of the consolidated financial statements

2.1 Basis of preparation of the consolidated financial statements

These consolidated financial statements of the Company have been prepared in accordance with the International Financial Reporting Standards Accounting Standards (“IFRS Accounting Standards”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors at the meeting held on March 18, 2026.

Prior to the IPO, PicPay relied on capital contributions from its controlling shareholders, as its earnings were not sufficient to finance the growth of the Group’s operations. The capital raised during in the IPO will be used to support PicPay operations.

The consolidated financial statements were prepared on a historical cost basis, unless otherwise stated.

2.2	Basis of consolidation

These consolidated financial statements include PicS N.V and all entities over which it has control (subsidiaries). Control is when the Group is exposed or has rights to variable returns from its involvement with the investee, has existing rights that give it the ability to direct the relevant activities and has the ability to affect those returns through its power over the investee.

The Group reassesses whether it controls a subsidiary if facts and circumstances indicate there are changes to one or more of the elements of control. Consolidation of a subsidiary begins when the Group obtains control over the entity and ceases when the Group loses control. Assets, liabilities, income and expenses of a subsidiary are included in the consolidated financial statements from the date the Group obtains control until the date the Group loses control. Intragroup transactions between parent company and its subsidiaries are eliminated in full on consolidation.

On December 17, 2024, the Company structured the “Fundo de Investimento em Direitos Creditórios PicPay FGTS” (‘FIDC FGTS’), a Receivables Investment Fund, domiciled in the city of São Paulo, Brazil. The fund consists of a total of 825,674 quotas, of which 697,652 are senior quotas and 128,022 are subordinated quotas. The Group exclusively acquired the subordinated quotas for R$ 128,022, which were settled in cash on the same date. On December 17, 2024, the Group, as the sole holder of the subordinated quotas and therefore responsible for all risks associated with the FIDC operation, began to consolidate the FIDC FGTS. This is due to its exposure to the residual value of the FIDC after the payment of remuneration to the senior quota holders, which must be fully redeemed. Additionally, the power to control voting rights and, consequently, to determine the administrative activities of the FIDC characterizes the influence exercised by the Group, as stipulated in the fund’s regulations. The operation consists of the assignment of receivables to the FIDC, which is considered a related party. Thus, the assets and liabilities of the PicPay Group and the FIDC are eliminated in the consolidated financial statements, resulting only in the Group’s co-obligation regarding the quotas. As a subordinated quota holder, the Group records both a liability and an expense corresponding to that liability. The subordinated position retains the risks and benefits that the Group still retains control over the receivables, justifying the consolidation of the FIDC in its financial statements. The senior quotas are accounted for as a financial liability under the heading ‘Obligations to FIDC FGTS quota holders’, while the accrued remuneration to senior quota holders is recorded as ‘Interest and Other Financial Expenses’.

On September 19, 2025, PicPay Participações e Investimentos Ltda executed an Equity Purchase Agreement for the acquisition (the “Acquisition”) of two separate entities:

(i) shares representing 100% of the total share capital of KOVR Participações S.A., a Brazilian insurance company, which holds 100% of the total share capital of KOVR Seguradora S.A. and KOVR Previdência S.A., and indirectly holds 100% of KOVR Capitalização S.A.; and

(ii) quotas representing 53% of the total share capital of Estrutural Corretora Assessoria e Consultoria de Seguros Ltda. (“Estrutural”) an insurance brokerage company. PicPay Participações was also granted an option to purchase the remaining 47% of Estrutural’s total share capital. This option to purchase may be exercised up to 60 (sixty) months following the third year after the closing date of the Acquisition.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Kovr Participações S.A. is a full-service digital insurance company that offers services for multiple partners with products such as affinity, surety, life, financial lines, among others. Estrutural is responsible for brokerage services for Kovr Seguradora S.A.

The purchase price for the acquisition of KOVR Participações S.A. is approximately R$ 657,596 and the purchase price for Estrutural amounts to R$ 154.

The closing of the Acquisition is subject to the precedent conditions for this type of transaction, including approvals from the Brazilian federal antitrust authority (Conselho Administrativo de Defesa Econômica - CADE) and the Brazilian federal insurance regulator (Superintendência de Seguros Privados - SUSEP), and has not been completed by the Group as of the issuance date of these consolidated financial statements.

The consolidated financial statement includes PicS N.V and the following subsidiaries:

Entity	Country	Principal activities	December 31, 2025	December 31, 2024	Control
PicS Ltd.	Cayman	Holding	99.61%	99.61%	Direct
PicS Holding Ltda	Brazil	Holding	100.00%	83.66%	Indirect
PicPay Instituição de Pagamento S.A.	Brazil	Financial services (1)	100.00%	100.00%	Indirect
PicPay Bank - Banco Múltiplo S.A.	Brazil	Bank services (1)	100.00%	100.00%	Indirect
Crednovo Sociedade de Empréstimo Entre Pessoas S.A.	Brazil	P2P Lending Services	100.00%	100.00%	Indirect
PicPay Invest Distribuidora de Títulos e Valores Mobiliários Ltda	Brazil	Brokerage firm and securities dealer Company	100.00%	100.00%	Indirect
Guiabolso Correspondente Bancário e Serviços Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
Guiabolso Pagamentos Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
BX Negócios Inteligentes Ltda	Brazil	Bank correspondent	100.00%	100.00%	Indirect
Fundo de Investimentos em Direitos Creditórios Não- Padronizados PicPay I (2)	Brazil	Receivable investment fund	100.00%	100.00%	Indirect
Fundo de Investimentos em Direitos Creditórios PicPay FGTS (2)	Brazil	Receivable Investment fund	15.46%	15.46%	Indirect
PicPay Participações e Investimentos Ltda (3)	Brazil	Holding	100.00%	N/A	Direct
Nosso Time Igaming S.A. (3)	Brazil	Sportbook	95.25%	N/A	Indirect
PicPay Holding Ltda (3)	Brazil	Holding	100.00%	N/A	Direct
Zem Collection Ltda (3)	Brazil	Debt Collection Agency	100.00%	N/A	Indirect

(1)	Bank activities are focused on CDB (Certificado de Depósito Bancário, Certificate of Deposit), lending, and funding. Financial services activities are focused on payment services, credit card, discount receivables, and other financial activities.

(2)	The % interest represents the percentage of the subordinated quotas issued by the “FIDC PicPay I” (Fundo de Investimentos em Direitos Creditórios Não-Padronizados PicPay I) and “FIDC FGTS” (Fundo de Investimentos em Direitos Creditórios PicPay FGTS) held by the Group.

(3)	In 2025, the Company founded four new entities: PicPay Participações e Investimentos Ltda (April 07), Nosso Time Igaming S.A (May 07), PicPay Holding Ltda (September 15), and Zem Collection Ltda (September 18).

Accounting policies have been applied uniformly to all consolidated entities.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

3. Material accounting policies

3.1 Functional and presentation currency

The functional currency of a company is the local currency within the primary economic environment in which it operates. These consolidated financial statements are presented in Brazilian reais (R$), which is the Group presentation and functional currency. There are no significant transactions carried out in foreign currency. All financial information is presented in thousands of reais, except when otherwise indicated.

3.2 Cash and cash equivalents

Cash and cash equivalents include cash, bank deposits and other highly liquid short-term investments, which are redeemable within 90 days at a known amount in cash and are subject to an insignificant risk of change in value. Cash equivalents are held to meet short-term cash commitments and not for investment or for other purposes.

3.3 Trade receivables

Amounts receivable from financial transactions processed by acquirers and card issuers

Composed of the amounts receivable from acquirers and card issuers for payment transactions with credit cards and debit cards made by users on the Group’s payment platform. Receivables from debit card transactions are settled in 1 day and receivables from normal credit card transactions are settled on or prior to 32 days following the transaction. The credit card payments through monthly installments for up to 12 months and due from the acquirer generates receivables which are measured at amortized cost and are net of provisions for credit and fraud risk (chargeback). These receivables are transferred to the FIDC PicPay I via pass-through arrangements without any impact on these consolidated financial statements due to the FIDC’s consolidation on PicS N.V financial statements.

Amounts receivable from provision of services

Primarily composed of receivables related to business partner commissions and intermediation fees charged for processing transactions receivable from commercial establishments.

3.4 Financial assets and liabilities

Initial Recognition and Measurement

Financial assets and liabilities are initially recognized when the Group becomes a party to the contractual provisions of the respective instruments. Upon initial recognition, the Group determines the classification of financial instruments as subsequently measured at Amortized Cost (AC), Fair Value Through Other Comprehensive Income (FVOCI), or Fair Value Through Profit or Loss (FVTPL). This classification is defined based on the Group’s Business Model for managing financial assets and the contractual characteristics of the cash flows of each instrument.

The Business Model reflects how the Group manages its financial assets to generate cash flows, whether through collecting contractual cash flows, selling financial assets, or a combination of both.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

The assessment of the contractual characteristics of cash flows is performed through the Solely Payments of Principal and Interest (SPPI) test, which verifies whether the contractual cash flows are compatible with the intended classification. This test ensures that the characteristics of the contractual cash flow of the asset correspond to the payment of principal and interest. Thus, based on the SPPI test, management will make its definition of classification and measurement of the financial asset, defining the business model.

Contractual cash flows are considered to represent “solely payments of principal and interest” when they correspond to a basic lending arrangement. In such cases, interest must essentially reflect the time value of money, credit risk, operational costs, profit margin, and other risks associated with the instrument.

This procedure applies both when entering into a new financial instrument and when a contractual change occurs that could modify the generation of cash flows composed exclusively of payments of principal and interest for an existing instrument within the Group.

Reclassification of the Business Model

When the Group changes its business model for managing financial assets, it applies reclassification prospectively from the reclassification date onward to all affected financial assets, with no previously recognized gain, loss (including impairment gains or losses), or interest being reversed.

Changes in the business model result from changes in specific objectives of certain groups of jointly managed financial assets that are significant to the Group’s operations and demonstrable to external parties.

When reclassifying a financial asset from amortized cost to fair value through profit or loss, fair value is determined on the reclassification date. Any difference between the previously recognized amortized cost and the new fair value is recognized directly in profit or loss.

When an asset is reclassified from FVTPL to amortized cost, its fair value on the reclassification date becomes the new gross carrying amount.

When reclassifying a financial asset from amortized cost to FVOCI, fair value is also measured on the reclassification date. In this case, any difference between previous amortized cost and fair value is recognized in other comprehensive income. The effective interest rate and expected credit loss measurement remain unchanged.

When an asset is reclassified from FVOCI to amortized cost, it is recorded at its fair value on the reclassification date. However, the cumulative gain or loss previously recognized in other comprehensive income is removed from equity and adjusted against the asset’s fair value. Thus, the asset is subsequently measured as if it had always been measured at amortized cost. This adjustment affects only other comprehensive income, with no impact on profit or loss, and does not constitute a reclassification adjustment. The effective interest rate and expected credit loss measurement also remain unchanged.

If the Group reclassifies a financial asset from FVTPL to FVOCI, the asset remains measured at fair value.

Finally, when reclassifying a financial asset from FVOCI to FVTPL, the asset continues to be measured at fair value. In this case, the cumulative gain or loss previously recognized in other comprehensive income is transferred from equity to profit or loss as a reclassification adjustment on the date of the category change.

Financial assets

Fair value through other comprehensive income (FVOCI)

Financial assets are measured at fair value through other comprehensive income when they are held within a business model whose objective includes both collecting contractual cash flows and selling financial assets, with substantial transfer of risks and rewards. In addition, their contractual terms must give rise, on specific dates, to cash flows that consist solely of payments of principal and interest on the outstanding principal amount. Therefore, the instruments must pass the SPPI test.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Amortized cost (AC)

Financial assets are measured at amortized cost when they are held within a business model whose objective is to collect contractual cash flows. In addition, their contractual terms must give rise, on specific dates, to cash flows that consist solely of payments of principal and interest on the outstanding principal amount. Therefore, the instruments must pass the Solely Payments of Principal and Interest (SPPI) test.

Financial assets at fair value through profit or loss (FVTPL)

Financial assets are measured at fair value through profit or loss when they are not measured at amortized cost or at fair value through other comprehensive income. Financial assets will be measured at FVTPL when they are held within a business model whose objective is to generate return solely through the sale of financial assets. In such cases, the contractual cash flows may not consist solely of payments of principal and interest on specific dates. Thus, these instruments are not required to pass the SPPI test.

Additionally, the Group may irrevocably elect, at initial recognition, to present subsequent changes in the fair value of certain equity investments, otherwise classified as FVTPL, in other comprehensive income.

Derecognition of financial assets

Before assessing whether, and to what extent, derecognition of a financial asset is appropriate, the Group determines whether the derecognition requirements should be applied to the entire asset (or group of similar financial assets) or to only a part of it. Derecognition is applied only to a part of a financial asset (or group of similar assets) when that part meets one of the following conditions:

(i)	comprises specifically identifiable cash flows;

(ii)	comprises a fully proportionate (pro rata) share of the asset’s cash flows; or

(iii)	represents a fully proportionate (pro rata) share of specifically identifiable cash flows.

When none of these conditions are met, derecognition is applied to the entire financial asset (or entire group of similar assets).

The Group derecognizes a financial asset only when contractual rights to the cash flow expire or when the asset is transferred and such transfer qualifies for derecognition. When transferring a financial asset, the Group assesses whether it has retained or transferred substantially all risks and rewards.

If substantially all risks and rewards are transferred, the asset is derecognized and any rights or obligations created or retained in the transaction are recognized separately. If substantially all risks and rewards are retained, the asset remains fully recognized.

If the Group neither retains nor transfers substantially all risks and rewards, it assesses whether control over the asset has been transferred. If control is transferred, the asset is derecognized, with any related rights or obligations recognized separately. If control is retained, the asset remains recognized to the extent of the Group’s continuing involvement.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

When a financial asset is fully derecognized, the Group recognizes in profit or loss the difference between the asset’s carrying amount at derecognition and the consideration received, including any new assets obtained, net of any liabilities assumed.

If the transfer of a financial asset does not result in derecognition due to the retention of substantially all risks and rewards, the Group continues to recognize the transferred asset in full and recognizes a financial liability for the consideration received. In subsequent periods, the Group recognizes any income from the transferred assets and any expenses incurred on the associated financial liability.

Financial liabilities

Amortized cost

The Group classifies its financial liabilities as subsequently measured at amortized cost; however, when IFRS 9 requires different treatment based on the instrument’s specific nature, amortized cost is not permitted:

(i)	Financial liabilities at fair value through profit or loss, including derivatives that are liabilities, must be subsequently measured at fair value;

(ii)	Financial liabilities arising from transfers of financial assets that do not qualify for derecognition, or in situations where the continuing involvement approach applies, remain subject to the specific requirements of that approach;

(iii)	Financial guarantee contracts, after initial recognition, are measured at the higher level of the loss provision amount and the initially recognized amount, less any income recognized in profit or loss;

(iv)	Loan commitments to provide financing at below-market rates are also subsequently measured at the higher of the loss provision amount and the initially recognized amount, adjusted for revenue recognized over time; or

(v)	Contingent consideration in a business combination recognized by the acquirer is subsequently measured at fair value, with any changes recognized directly in profit or loss.

Fair Value Through Profit or Loss (FVTPL)

The Group may, at initial recognition, irrevocably designate a financial liability as measured at fair value through profit or loss when such designation results in more relevant information.

This designation is optional and may be adopted when it eliminates or significantly reduces an accounting mismatch that would otherwise arise if related assets and liabilities were measured or recognized under different criteria.

Designation is also permitted when a financial liability is managed and evaluated on a fair value basis, according to a documented risk management or investment strategy, and when internal reporting to key management personnel reflects this measurement basis. In such cases, fair value measurement through profit or loss provides greater fidelity to how the Group manages these liabilities and eliminates accounting inconsistencies, justifying the use of fair value.

Derecognition of Financial Liabilities

The Group derecognizes a financial liability, in whole or in part, only when the obligation specified in the contract is discharged, meaning it is settled, canceled, or expires. In such cases, the corresponding liability is removed from the statement of financial position.

An exchange of debt instruments between borrower and lender involving substantially different terms is treated as the extinguishment of the original financial liability and recognition of a new one. Likewise, any substantial modification of the terms of an existing financial liability, whether or not related to the debtor’s financial difficulties, results in derecognition of the original liability and recognition of a new one.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

The difference between the carrying amount of a financial liability (or part thereof) that is extinguished or transferred to another party and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized directly in profit or loss.

3.5 Expected credit losses

Loss allowance for expected credit losses (“ECLs”) is calculated for all financial assets not held at fair value through profit and loss and is presented in the consolidated statements of financial position as a deduction from the gross carrying amount and as an impairment loss on the statement of profit and loss.

The table presented in Note 8.3 discloses the carrying amount of financial assets. ECLs on “Financial investments at fair value through profit or loss” are already accounted for when determining those fair values. For “Financial assets measured at fair value through other comprehensive income” the loss allowance shall be recognized in other comprehensive income and shall not reduce the carrying amount of the financial asset in the statement of financial position.

ECLs account for forecast elements such as undrawn limits and macroeconomic conditions that might affect the Group’s receivables. The Group classifies the financial assets in stages and calculates provisions accordingly. These stages are:

●	Stage 1: no significant increase in credit risk since recognition.

●	Stage 2: significant increase in credit risk subsequent to recognition.

●	Stage 3: credit impaired.

Based on these concepts, the Group’s approach is to calculate ECL utilizing the probability of default (“PD”), exposure at default (“EAD”) and loss given default (“LGD”) methodology.

Definition of default and stages

The Group applies a definition of default consistent with the one used for internal credit risk management for the relevant financial instrument, considering qualitative indicators (e.g., financial agreements) when appropriate. A financial asset is in default when it meets the criteria for classification in Stage 3, as described below. Additionally, for the purposes of local regulatory compliance, the Regulatory Authority of the Brazilian National Monetary System considers this measure for defining default as the basic benchmark parameter. Therefore, the PicPay Group considers the application of this parameter to be reasonable.

Definition of stages

Stage 1 definition - no significant increase in credit risk since recognition

(i) The financial asset is up to 30 days in arrears.

Stage 2 definition - significant increase in credit risk subsequent to recognition

(i) Absolute Criteria: The financial asset is more than 30 (thirty) days overdue but less than 90 (ninety) days overdue.

(iii) Relative Criteria: In addition to the absolute criteria, the Group conducts a monthly assessment of the risk of each financial instrument. This analysis compares the current risk assessment of the counterparty with the assessment assigned at the time of initial recognition of the financial asset. The risk assessment takes into account credit behavior variables that are strongly correlated with the probability of default (PD) of the financial instrument. If the current assessment of the credit risk of the financial asset is significantly higher than the assessment at initial recognition, the asset is classified in Stage 2. For assets classified in Stage 2, the PD is calculated over the remaining life of the contract. This approach uses a conditional probability model that reflects the default risk based on the remaining duration of the contract.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Reclassification of assets from Stage 2 to Stage 1 may occur if they no longer meet the criteria described above for assessing the occurrence of a significant increase in credit risk relative to the initial recognition.

Stage 3 definition - credit impaired

(i)	The financial asset is overdue for more than 90 days.

(ii)	There are indications that the financial asset will not be fully paid without a collateral or financial guarantee being triggered.

(iii)	The probability of default (PD) is considered 100%, as the customer has already defaulted.

Reclassification of assets from Stage 3 to Stages 1 or 2 may occur if they are no longer past due and a significant proportion of the outstanding exposure has been repaid.

Measuring ECL

The Group manages and calculates ECL according to the characteristics of the financial assets. For Consumer loans, ECL is calculated using the following parameters:

PD: Probability of Default (PD) represents the likelihood that a financial asset will default within a specified timeframe. Under IFRS 9, the methodology for calculating PD varies according to the credit risk stage of the financial asset. For Stage 1, PD is estimated using the “PD90@12” concept, which assesses the probability of a delay exceeding 90 days within a 12-month period. PD is derived from historical data through statistical models. In Stage 2, PD is calculated based on the probability of default over the remaining life of the contract. This approach utilizes a conditional probability model that reflects default risk according to the remaining duration of the contract. For Stage 3, PD is considered to be 100%, as the customer has already defaulted. This comprehensive approach enables financial institutions to make more accurate provisions for expected credit losses (ECL), ensuring better compliance with IFRS 9 requirements and providing a more realistic reflection of credit risk across various economic scenarios.

LGD: Loss Given Default (LGD) represents the expected loss percentage in the event of default, taking into account recovery efforts and the specific characteristics of financial assets.

EAD: Exposure at Default (EAD) represents the present value of the expected credit exposure at the time of default. As new information on historical defaults was incorporated, the average time to default was updated.

The Group writes-off the gross carrying amount of financial assets when it has no reasonable expectation of recovering it in its entirety or a portion thereof. The write-off of assets is carried out 9 months after the month in which the asset reaches 90 calendar days in arrears.

Changes in estimates and assumptions in the financial statements.

As of December 31, 2025, our estimates of ECL parameters for credit cards and unsecured loans to consumers were revised to incorporate the latest historical data. The changes in estimates for the period were as follows:

(i)	EAD – With the maturation of the consumer loans, the Group obtained new information on the profile of defaulted credits and, as a consequence, estimated a reduction in the average time to default. The estimated payment shortfalls continue to be discounted to present value using the effective interest rate of the operation (EIR), now utilizing the revised time to default.

(ii)	PD – The incorporation of additional historical default information improved the predictive power of the statistical credit scoring models, resulting in better segmentation of the portfolio into homogeneous PD groups and more accurate PD estimates for each group.

(iii)	LGD – As new information on the recovery of defaulted credits was incorporated, LGD was estimated based on PicPay’s own recovery data. For the more recent vintages, recoveries over the full workout period were estimated based on that of earlier vintages of credits originated by PicPay. The new method for estimating LGD is an evolution relative to the benchmark approach previously employed based on LGD estimates of peer banks.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Detailed information on the allowance for ECLs is presented in Note 8.3. The net result of the revisions in ECL parameter estimates are included in the variations presented in Note 8.3.1 Changes in credit loss allowance, in the balances of Credit Card and Loans to customers. In this regard, IAS 8 establishes that adjustments for expected credit losses qualify as estimates and that their measurement is determined in accordance with IFRS 9.

3.6 Property, plant and equipment

Measured at historical cost, less accumulated depreciation and impairment losses. Depreciation is calculated on a straight-line method and considers the estimated useful life of the assets. The estimated useful life, residual values and depreciation methods are reviewed annually and the effect of any changes in estimates is accounted for prospectively.

The useful lives of fixed assets are estimated as follows:

●	Machinery and equipment — 10 years

●	Right of use — leases — 5 to 10 years

●	Computers and equipment — 5 years

●	Furniture and fixtures — 10 years

●	Improvements — 5 to 12 years

●	Facilities — 10 years

Items of property, plant and equipment are written off after disposal or when there are no future economic benefits arising from the continuing use of the asset. Any gains or losses from the sale or write-off of the assets are determined by the difference between the amounts received in sale and the carrying amount and are recognized in profit or loss.

3.7 Intangible assets

Intangible assets refer to software licenses and software developed internally or externally, which have a defined useful life and are recorded at cost, less amortization and accumulated impairment losses. Amortization is recognized by the straight-line method, based on the estimated useful life of the assets. The estimated useful life and the amortization method are revised yearly, and the effects of any changes in estimates are recorded prospectively. The amortization period for all intangible assets is 5 to 10 years, which corresponds to annual rates of amortization between 10-20%.

Development expenditures are capitalized only if they can be reliably measured, if future economic benefits are likely, and if the Group has the intention and sufficient resources to complete development and use or sell the asset. Other development expenses are recognized in profit or loss as incurred. After initial recognition, capitalized development expenses are measured at cost, less accumulated amortization and any losses due to impairment.

3.8 Impairment of non-financial assets

The Group assesses at each reporting date, whether there are any indications that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Group estimates the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or Cash Generating Unit’s (CGU’s) fair value less costs of disposal and its value in use. The recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets. When the carrying amount of an asset or CGU exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are considered. If no such transactions can be identified, an appropriate valuation model is used.

The Group bases its impairment calculation on most recent budgets and forecasts calculations. A long-term growth rate is calculated and applied to project future cash flows. The Group performed its annual impairment test. Refer to Note 12 for more details.

3.9 Business combination and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the aggregate of the consideration transferred, including assets transferred and liabilities assumed, measured at fair value.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Any contingent consideration to be transferred by the Group is recognized at fair value on the acquisition date. Subsequent changes in the fair value of the contingent consideration treated as an asset or liability are recognized in profit or loss.

Goodwill is measured as the excess of the consideration transferred over the fair value of identifiable assets acquired and liabilities assumed. If the consideration transferred is smaller than the fair value of identifiable assets acquired and liabilities assumed, the difference is recognized as a gain on bargain purchase in profit or loss. After initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill acquired in a business combination is tested for impairment annually or when there is any indication that goodwill may be impaired.

Business Combination under common control

A business combination involving entities under common control is one in which all entities of the combination are controlled by the same ultimate partners, both before and after the combination, and that control is not transitory. In this situation, the pre-combination carrying amounts of the assets and liabilities are merged into the Group at their carrying amounts, without any fair value measurement adjustments. The Group does not recognize goodwill arising from these common control transactions.

3.10 Leases

At the inception of a contract, the Group assesses whether the contract is, or contains, a lease. A contract is considered as containing a lease when it conveys the right to control the use of an identified asset for a specified period of time in exchange for consideration.

For lease agreements with a term of more than one year, the Group recognizes:

(i) a lease liability corresponding to the present value of future lease payments; and

(ii) a right-of-use asset.

Lease liabilities and right-of-use assets are remeasured when modifications to, or changes in, lease agreements occur. Right-of-use assets are also assessed for impairment annually or whenever there is an indication of impairment.

Right-of-use assets

The cost of right-of-use assets comprises the initial amount of the lease liability recognized, any initial direct costs incurred, and lease payments made at or before the commencement date, net of any lease incentives received.

Subsequently, right-of-use assets are depreciated on a straight-line basis over the lease term, including renewal periods that are reasonably certain to be exercised.

Lease liabilities

Lease liabilities are initially measured at the present value of lease payments not paid at the commencement date, discounted using the Group’s incremental borrowing rate.

Lease payments included in the measurement of lease liabilities may consist of fixed payments, variable payments that depend on an index or rate, and amounts expected to be payable under contractual terms.

After initial recognition, lease liabilities are measured at amortized cost using the effective interest method and are remeasured when changes in future lease payments arise from lease modifications, changes in the lease term, or changes in relevant indices or rates.

Interest expense

Interest on lease liabilities is recognized as financial expense and allocated over the lease term.

Short-term leases and low-value assets

The Group applies the recognition exemption for short-term leases and leases of low-value assets. Payments associated with these leases are recognized as an expense on a straight-line basis over the lease term.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

3.11 Third party funds

They refer to the balance of the users’ pre-paid accounts and CDB that can be redeemed at any time by the user. These amounts are measured at their redeemable amount and consider the interest payable up to the reporting date, recognized on a pro rata die basis.

3.12 Trade Payables

PicPay ensures timely payments to suppliers, typically within 30 to 90 days, through approval processes, effective cash flow planning and adherence to regulatory requirements. This policy encompasses service providers, operational suppliers, related parties and other suppliers, thereby promoting transparency and ensuring financial sustainability.

Amounts Payable to Acquirers for Credit/Debit Transactions

This section outlines the amounts owed to acquirers resulting from credit and debit card transactions. Transfers to the card network are processed according to the transaction’s installment structure. For Brazilian transactions without installments, settlements are usually completed within 27 days. Foreign transactions are settled within one business day. For installment sales, settlements occur monthly, typically spanning up to 12 months.

3.13 Provisions

Provisions are recognized for present obligations (legal or constructive) resulting from past events, for which it is possible to estimate the amounts reliably and for which settlement is probable. The amount recognized as a provision is the best estimate of the amount required to settle the obligation at the end of each reporting period, considering the risks and uncertainties related to the obligation.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, an asset is recognized when, and only when, the reimbursement is virtually certain and the amount can be measured reliably.

Expenses for the recognition of, or increase in, provisions are recognized in the statement of profit or loss, net of any reimbursement, when applicable.

3.14 Provision for legal and administrative claims

●	Contingent assets — They are not recognized in the financial statements, except when their realization is virtually certain;

●	Contingent liabilities — They are only disclosed in the financial statements because possible but unlikely that the group has an obligation, since there are still uncertainties as to whether the Group has an obligation that could lead to an outflow of resources that incorporate economic benefits;

●	Provisions — They are recognized as a liability in the financial statements because they are present obligations and it is probable that an outflow of benefits will be necessary to settle the obligation;

●	Legal obligations (tax and social security) — Liabilities arising from agreements, legislation or other legal action in which the entity has no option but to settle the obligation are recognized as a liability in the financial statements.

3.15 Income taxes

Income taxes in Brazil consist of Corporate Income Tax (IRPJ) and Social Security Contribution (CSLL). Current income tax is calculated based on the taxable income and a 15%, plus an additional 10% rate on taxable income exceeding R$ 240/year for Corporate Income Tax, and 9% until 20% on taxable income for Social Security Contribution depending on the nature of the company. Tax losses are carried forward indefinitely and can be used to offset current tax amounts, limited to 30% of taxable income for the year.

Income tax expense comprises current and deferred Corporate Income Tax and Social Security Contribution on Profits and are recognized in the statement of profit or loss, unless they are related to a business combination or items directly recognized in equity or in other comprehensive income.

Current tax expense is the amount of Corporate Income Tax and Social Security Contribution payable or recoverable related to the taxable income for the period. Cayman Islands local laws do not impose corporate income tax or tax capital gains and therefore there is no income tax impact from this jurisdiction on the Group.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Deferred taxes are amounts of tax assets to be recovered and tax liabilities to be paid in future periods. Deferred tax liabilities comprise taxable temporary differences and deferred tax assets result from income tax loss carryforwards and temporary differences. Deferred tax assets are recognized only when it is probable that there will be taxable profit against which they can be realized, based on business plans and projections prepared by the Group, which require the definition of significant assumptions regarding future events and conditions, such as revenue growth and operating margins.

Brazil adopted the rules of Pillar Two, specifically the Qualified Domestic Minimum Top-up Tax (QDMTT), through the enactment of Law No. 15,079/2024 in December 2024, which came into effect on January 1, 2025. It was determined that a minimum corporate income tax rate of 15% must be paid in each jurisdiction where multinational groups operate. The Group’s operations are primarily conducted in entities subject to income tax and social contribution of Brazil. All the Group’s material entities in Brazil are subject to corporate income tax at 25%. Social contribution is generally levied at 20% for financial entities and 9% for non-financial entities, which exceeds the QDMTT standards, and therefore, Management does not expect any significant impact related to Pillar Two.

The Complementary Law 224/25 has implemented a progressive increase for Social Security Contribution on Profit´s rate applicable to PicPay, from the current 9% to 12% as of April, 2026 until December, 2027 with an additional increase to 15% as of 2028. Therefore, the technical analysis to support the deferred tax asset recognition by PicPay considered the tax rate that will be in force in the estimated year of realization of the temporary adjustments and tax loss carryforward.

3.16 Revenue recognition

The Group provides a number of financial and payment products and services to its customers, which include individuals and businesses. In some of the transactions with its customers the Group acts as the principal responsible for providing the service and in other transactions the Group acts as an agent for a third party.

Revenue is recognized net of sales taxes including Taxes on Services (Imposto Sobre Serviço - ISS), Contribution to the Brazilian government’s Social Integration Program (Programa Integração Social - PIS) and Contribution to the Brazilian government Social Security Program (Contribuição para o Financiamento da Seguridade Social - COFINS).

The main revenue generating products and services are:

1) Revenue from transaction activities and other services:

● Consumer Banking: PicPay generates revenues from transaction fees and commissions through various financial services offered via its platform. These revenues include transaction fees arising when a customer uses a credit card registered in the app to transfer funds or make payments into their digital wallet for use in multiple transactions. PicPay also earns commissions from bill issuers when a bill is paid using the account balance. Transaction fees are recognized once the credit card transaction is approved by the card network and issuing bank, while bill payment commissions are recognized upon settlement of the bill. Additional revenues are generated mainly from premium account subscriptions, cash withdrawals, international remittances, and foreign exchange services.

In addition, PicPay’s Consumer Banking revenues comprise income from the distribution of third-party financial products and interchange fees from credit and debit cards issued to PicPay customers. Regarding third-party financial products, PicPay receives commissions for facilitating loan distribution within the app and is not required to return these commissions in the event of borrower default, as the performance obligation is limited to connecting customers and third parties. For credit and debit card usage, PicPay recognizes interchange fees once the performance obligation to approve the transaction and process the payment is fulfilled, which occurs almost immediately after card use. Such interchange fees, calculated as a percentage of the transaction amount, are retained from the payments made by PicPay to the acquirer to settle the transaction.

Also, the Group recognizes a brokerage fee received from the distribution of investment products within our PicPay Invest platform, and commissions related to the distribution of insurance products from our partners in our financial marketplace.

● Small and Medium-Sized Businesses: Includes revenue related to MDR (merchant discount rate) charges for registered merchants accepting PicPay as a payment network. PicPay’s performance obligation is to facilitate transactions by capturing, processing, and settling transactions to merchants. PicPay receives a variable fee based on the number of installments, merchant size, and segmentation, which it deducts from the amounts paid to the merchant. Regarding corporate benefits, PicPay receives fees and commissions related to corporate benefits for its commercial customers.

PicPay also generates revenues from banking services provided to registered business customers through PicPay business accounts. These revenues include fees charged for the issuance and management of payment slips and fees charged to business accounts.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Regarding business credit and debit cards, PicPay earns transaction-based fees and interchange revenues associated with card usage. Performance obligations are fulfilled when the transaction is approved and processed, which occurs at the point in time when the payment is executed.

● Audiences and Ecosystem Integration: Mainly refers to other commissions related to:

(1)	PicPay Shop: Marketplace of non-financial services in app where third-party sellers can sell products and services to PicPay through an affiliated model. PicPay captures a take rate (%) of the total purchase volume (GMV) from the third-party sellers which varies according to the agreement with the seller. PicPay acts as an agent in such contacts, offering the good or services of the third-party sellers. PicPay’s performance obligation is fulfilled when the customer uses PicPay’s app for these transactions and the take-rate is recognized as revenue on that date.

(2)	PicPay Ads: ads solutions for merchants through in-app display solutions and CRM channels. The Group receives impression fees paid by merchants affiliated in its network.

2) Financial Income

● Consumer Banking: Revenues from installment payments corresponding to the remuneration the Group earns on credit card payments made in installments by consumers in the digital wallet. In addition, Consumer Banking generates interest income from the loans in its portfolio. Through January 26, 2024, credit cards requested in PicPay’s app and provided under PicPay’s banking correspondent agreement with Banco Original (the issuing bank) granted PicPay a percentage of the interest income received by Banco Original which was recognized as financial income. Following the acquisition of the credit card portfolio described in note 14, PicPay recognizes interest income on its credit card portfolio using the effective interest rate method.

● Small and Medium-Sized Businesses: Includes revenues generated from fees charged by the Group for the prepayment of receivables from credit card transactions accepted by registered merchants.

PicPay also recognizes interest income on its business credit card portfolio using the effective interest rate method.

● Audiences and Ecosystem Integration: Revenues from installment payments corresponding to the remuneration the Group earns on credit card payments made in installments by consumers in PicPay Shop.

● Institutional: Interest income from financial investments executed at the corporate level. Also considers revenues from interest income generated through financial investments (corresponding primarily to the income the Group earns on funds invested in Government bonds and other short-term investments).

Incentives

The Group provides incentives with a variety of characteristics, including cashback, to users to promote its platform. The following criteria are assessed to determine if the incentives are considered to be a component of revenue or are separately presented as marketing expenses: (i) whether the payments are to the customer in exchange for a distinct good or service; (ii) the existence of a performance obligation of the Group to the end user; (iii) whether there is an expectation of specific future contracts as a result of the incentive and (iv) whether the incentives are in substance a payment on behalf of the merchants or other parties involved in the arrangement. If an incentive exceeds the amount of revenue generated by the transaction to which it relates, the excess is recognized as a marketing expense.

3.17 Transaction with related parties

Related party transactions are defined and controlled in accordance with the Group’s related party transaction policy, which establishes certain guidelines that are applicable to transactions between the Company and its subsidiaries and related parties, with the purpose to ensure that all transactions are in accordance with applicable laws and regulations and seek the Group’s best interests, ensuring transparency and competitiveness, as well as best corporate governance practices. Furthermore, the Group’s related party transaction policy prohibits transactions with related parties that: (i) are not consistent with market practice and adversely affect the Group’s interests, or (ii) involve a disproportionate compensation.

Intra-group transactions and unrealized income and expenses, and any unrealized income and expenses arising from intercompany transactions, are eliminated in the consolidated financial statements. The Group’s transactions with related parties are described in note 21.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

3.18 Long-term incentive plan (Share-based payment)

Equity-settled awards and cash-settled awards

The Company measures equity settled share-based payment awards at the grant date fair value of the equity instruments granted. The fair value of equity-settled awards was measured at the respective grant dates using a pricing methodology in which the fair value of the incentive can be measured as a percentage of PicPay’s valuation at measurement date (i.e., grant date) taking into consideration the premises of right acquisition subject to the period of acquisition set up by the plan.

The grant date fair value is recognized as an expense, with a corresponding increase in equity. The amount recognized is based on the number of equity instruments that are expected to be vested. At each reporting date, the Company revises the number of awards that are expected to be vested based on the best available information about the fulfilment of the service conditions and the nonmarket performance conditions (the liquidity event).

During the year ended December 31, 2025, the Company assessed that the liquidity condition (IPO or private placement) was likely to be achieved.

The Company granted the counterparty a share-based payment transaction with an equity component, that is, awards that may be settled through equity instruments and include a debt component.

Under the long-term incentive plan, certain employees were granted the right to choose whether the share-based payment transaction will be settled in cash or through the issuance of equity instruments, which means that the Company granted a compound financial instrument. For the remaining employees, the awards provide only for settlement through the issuance of equity instruments.

In these compound financial instruments, the arrangement includes a debt component (i.e., the counterparty’s right to demand payment in cash) and an equity component (i.e., the counterparty’s right to demand settlement in equity instruments rather than in cash).

For share-based payment transactions, including transactions with employees, the Company shall measure the fair value of the compound financial instrument at the measurement date, taking into consideration the terms and conditions under which the rights to cash or equity instruments were granted.

The Company shall first measure the fair value of the debt component and subsequently measure the fair value of the equity component, considering that the counterparty must forfeit the right to receive cash in order to receive the equity instrument. The fair value of the compound financial instrument is equal to the sum of the fair values of the two components.

The Company shall account separately for the services received in respect of each component of the compound financial instrument. For the debt component, the Company shall recognize the services acquired, and a liability to pay for those services, as the counterparty renders service, in accordance with the requirements applying to cash-settled share-based payment transactions. For the equity component, the Company shall recognize the services received, and an increase in equity, as the counterparty renders service, in accordance with the requirements applying to equity-settled share-based payment transactions.

At the date of settlement, the Company shall remeasure the liability to its fair value. If the Company issues equity instruments on settlement rather than paying cash, the liability shall be transferred directly to equity, as the consideration for the equity instruments issued.

If the Company pays in cash on settlement rather than issuing equity instruments, that payment shall be applied to settle the liability in full. Any equity component previously recognized shall remain within equity. By electing to receive cash on settlement, the counterparty forfeited the right to receive equity instruments. However, this requirement does not preclude the Company from recognizing a transfer within equity, i.e. a transfer from one component of equity to another.

Modifications, cancellations and terminations

Any significant legal change in the regulation of joint-stock companies, public companies, labor relations and/or the tax effects of a share delivery plan may lead to a complete review or modification of the LTIP by the Board of Directors, in accordance with the plan rules. The right to receive the incentive provided for in this regulation and individual terms will terminate automatically and without any right to compensation, ceasing all legal effects, if PicPay is dissolved, liquidated, or declared bankrupt.

Following completion of a qualifying liquidity even, if a beneficiary is dismissed by the Company (other than for cause), resigns, retires or dies, the vested portion of his or her rights under the LTIP at that date will be settled (in shares or in cash, as applicable), while the non-vested portion will be cancelled with no further rights. If a beneficiary is terminated for cause, all of his or her rights under the LTIP, whether vested or unvested, will be cancelled with immediate effect.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

3.19 Derivative Financial instruments

Derivatives are contracts or agreements whose value is derived from one or more underlying indices or assets referenced in the contract or agreement, which require little or no initial net investment and are settled at a future date. The Group uses the following derivatives only for economic hedging purposes and not as speculative investments:

Futures - Futures contracts are standardized legal agreements to buy or sell a specific commodity or financial instrument at a predetermined price at a specified time in the future. The Group operates with interest rate futures contracts based on the Interbank Deposit rate in Brazil (DI1).

Swaps - Swap contracts are commitments to settle in cash on a future date or dates the difference between two specified financial indices applied to a notional amount. Within these contracts, the Group has its active position in fixed interest rates and its passive position in the CDI index.

Derivatives are measured at fair value through profit or loss and accounted for as financial assets when the fair value is positive, and as financial liabilities when the fair value is negative. These instruments are classified at level 2 of fair value.

3.20 Hedge accounting

The Group applies hedge accounting to execute the economic effects of the strategies chosen for risk management. The moment a financial instrument is categorized as a hedge, the Group formally draws up the relationship between the hedging instrument(s) and the item(s) being hedged and explicitly establishes its risk management objective and the strategy for carrying out the hedge.

The documentation includes the identification of each hedging instrument and its respective objective, the nature of the risk to be hedged and how the effectiveness of the hedging instrument in offsetting the effects of variations in the value of the target item can be assessed. To this end, the Group assesses both at the inception of the hedge and on an ongoing basis whether the hedging financial instruments maintain and will maintain high effectiveness in offsetting changes in fair value attributable to the hedged risk. The Group elected, as a policy choice permitted under IFRS 9, to continue to apply hedge accounting in accordance with IAS 39.

A hedge is considered effective if, from the outset and throughout its existence, the values of the hedged items are expected to be effectively offset by the change in the values of the hedging instruments themselves. If it is no longer feasible to achieve this objective, hedge accounting is discontinued.

When derivatives are held for risk management purposes and the transactions meet the necessary criteria for hedge effectiveness, they can be designated in three categories: (i) hedges of variation in the fair value of assets and liabilities; (ii) hedges of variability in the future cash flows of an asset or liability; and (iii) hedges of net investment in foreign operations. The Group will measure the effectiveness of the hedging relationship by the fair value of the hedged market risk and the hedging instrument (effectiveness test).

The Group applies fair value hedge accounting to protect the pre-fixed rate on certain loans, financial assets and financial liabilities from changes in the CDI rate. The Hedging instruments are DI1 (DI is the average of the interbank lending cost for CDIs “Certificates of Interbank Deposit”) future contracts measured at FVTPL, and the hedged item risk is the fixed component that is measured at fair value for the identified risk. The fair value change of the hedged item is recognized in financial income or financial expense to offset the mark-to-market of the DI1 future contract.

As of December 31, 2025 the Group did not have designated cash flow hedge or net investment hedge strategies.

4. Critical accounting judgments and key estimates and assumptions

In applying the Group’s accounting policies, management must exercise judgment and make estimates which impact the carrying amounts of certain assets and liabilities. Estimates and related assumptions are based on historical experience and other factors considered relevant. Actual results may differ from these estimates.

The underlying estimates and assumptions are reviewed at least annually. The effects resulting from the revisions made to the accounting estimates are recognized in the period in which they are revised.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

The following are the principal judgments and estimates made by Management during the process of applying the Group accounting policies which significantly affect the amounts recognized in the financial statements.

4.1 Fair value of transactions with related parties

The Group holds transactions with Banco Original, which is a related party. Judgment was required to estimate the terms of these transactions as if the same transactions had been made with third parties.

4.2 Consolidation of FIDC FGTS

In accordance with item 6 of IFRS 10, an investor controls an investee when it is exposed to, or has rights over, variable returns resulting from its involvement with the investee, and has the ability to influence those returns through its power. As detailed in Note 2.2, 'Basis of Consolidation', control is evidenced by the Group's ability to control voting rights, which grants it significant influence over the administrative activities of the Receivables Investment Fund (FIDC FGTS). Additionally, the Group is the holder of all subordinated quotas, which implies that it retains all the risks associated with the operation of the FIDC FGTS. The described operation involves the assignment of receivables to the FIDC FGTS, which is considered a related party. As a result, the assets and liabilities of the PicPay Group and the FIDC FGTS are eliminated in the consolidated financial statements. This results in a co-obligation of the Group in relation to the quotas, as the Group is a subordinated quota holder. This subordinated position implies that the Group records both a liability and an expense corresponding to that liability.

The subordinated position not only confirms the Group's financial responsibility but also indicates that it retains control over the receivables transferred to the FIDC FGTS. As a result, the Group continues to include the FIDC FGTS in its consolidated financial statements, reflecting its position of control and its exposure to the risks and returns from the assets of the FIDC FGTS.

4.3 Goodwill impairment analysis

For the purposes of impairment testing, the investments activities were the cash-generating units ("CGU’s") in which goodwill was allocated. Impairment tests were performed and the recoverable amounts for the CGUs have been calculated as described in Note 12. The values assigned to the key assumptions represent management’s assessment in the relevant sector and have been based on data from both external and internal sources. Therefore, the discount rate, cashflow projections, long-term growth rate and other key assumptions may change as economic and market conditions change. The carrying amount and main assumptions used in determining the recoverable amounts are described in Note 12.

4.4 Expected Credit Losses - ECL

The Group recognizes expected credit losses (ECL) for credit card receivables and loans to customers. The ECL represents Management's best estimate of the provision at each reporting date

The Group assesses the credit risk of credit card receivables and loans to customers to determine whether credit losses have occurred and to assess the adequacy of the provisions based on the current levels of credit risk, as well as other factors affecting credit losses as described in note 3.5.

4.5 Recognition and evaluation of deferred taxes

The Group recognizes deferred tax assets when there is a reasonable expectation of future taxable profits sufficient to consume the deferred taxes within a specified timeframe.

Concerning the Group's deferred tax liabilities, recognition is mandatory as the liabilities are related to future accrual revenues from DI1 and DDI derivatives that must be taxed as they are realized.

Management has concluded that the significant amount of assets and liabilities deferred tax positions may be realized within the next five years.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

5. Adoption of new accounting standards and interpretations not yet effective

5.1 New standards and amendments effective for annual periods beginning on January 1, 2025

●	Lack of exchangeability (Amendments to IAS 21)

The above-mentioned standards do not have any impact on these consolidated financial statements.

5.2 Other new standards and amendments issued but not yet effective

●	Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7)

●	Amendments from ‘Annual Improvements to IFRS Accounting Standards – Volume 11:

●	Presentation and Disclosure in Financial Statements (IFRS 18): The new standard replaces IAS 1 - Presentation of Financial Statements and determines a new structure for the income statement by categorizing it into predefined sections: operating, investing, financing, discontinued operations, and income tax. This standard will take effect on January 1, 2027. The Group expects impacts on disclosures, presentation and classification on financial statements.

Management did not early adopted any amendments. Also, Management does not expect the adoption of the amendments described above to have a significant impact, other than additional disclosures to the Group’s consolidated financial statement.

6. Cash and Cash Equivalents

	December 31, 2025	December 31, 2024

Bank balances	2,287,556	1,313,577
Voluntary deposits at Central Bank (1)	1,575,839	1,347,072
Short-term investments (2)	-	1,025
Reverse repurchase agreements (3)	-	4,809,999
Cash and Cash Equivalents	3,863,395	7,471,673

(1)	Voluntary deposits at central bank are deposits made mainly by the subsidiary PicPay Bank at the Brazilian Central Bank and are considered as cash and cash equivalents.
(2)	Short-term investments average rate of remuneration is 100% of the CDI rate, meaning Brazilian interbank deposit rate. These amounts mature in 1 month, becoming redeemable.
(3)	Investments with historically high liquidity and composed mainly of Government Bonds with an average return of fixed interest rate. As of December 31, 2025 the amount was totally settled.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

7. Financial investments and derivatives

a) Financial investments - securities

As of December 31, 2025

	Up to 30 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Cost Value	Adjustment to fair value	Fair Value

Financial assets measured at fair value through profit or loss	-	1	-	-	42,426	42,427	8	42,435
Government Bonds - LFT (1)	-	-	-	-	35,195	35,195	8	35,203
Other investments	-	1	-	-	7,231	7,232	-	7,232
Financial assets measured at fair value through other comprehensive income	818,751	42,590	-	114,037	2,022,256	2,997,634	2,917	3,000,551
Government Bonds - LFT (1) (3)	818,751	42,590	-	114,037	2,021,222	2,996,600	2,916	2,999,516
Government Bonds – NTN-B (4)	-	-	-	-	1,034	1,034	1	1,035
Financial assets measured at amortized cost	199,880	-	97,331	141,957	2,444,596	2,883,764	7,325	2,891,089
Government Bonds - LTN (2) (5)	199,880	-	97,331	141,957	510,963	950,131	15,709	965,840
Government Bonds - NTN-F (6)	-	-	-	-	1,833,707	1,833,707	(8,384)	1,825,323
Investment Fund Quotas	-	-	-	-	99,926	99,926	-	99,926
Total	1,018,631	42,591	97,331	255,994	4,509,278	5,923,825	10,250	5,934,075

As of December 31, 2024

	Up to 30 days	From 61 to 90 days	From 181 to 365 days	Over 365 days	Cost value	Adjustment to fair value	Fair value

Financial assets at fair value through other comprehensive income	919,104	22,149	527,092	1,678,450	3,146,795	(47,718)	3,099,077
Government Bonds - LFT (1) (3)	919,104	22,149	527,092	828,645	2,296,990	1,719	2,298,709
Government Bonds - LTN (2) (5)	-	-	-	849,805	849,805	(49,437)	800,368
Financial assets at fair value through profit or loss	-	39,552	-	6,312	45,864	-	45,864
Government Bonds - LFT (1)	-	39,552	-	-	39,552	-	39,552
Other investments	-	-	-	6,312	6,312	-	6,312
Total	919,104	61,701	527,092	1,684,762	3,192,659	(47,718)	3,144,941

(1)	Treasury Selic (LFT): Variable interest rate bonds whose returns follow the variation of the SELIC. The Group makes the investment and receives the face value (amount invested plus interest) on the maturity date of the bond.
(2)	Fixed Treasury (LTN): Government bonds with a fixed interest rate at the time of purchase. The Group makes the investment and receives the face value (amount invested plus interest), on the maturity date of the bond.
(3)	The Group allocated the guarantees for credit card transactions in LFT; refer to note 14.1.2 for further details.
(4)	National Treasury Notes (NTN-B): Variable income securities whose yield follows the variation of the Brazilian official inflation index (The IPCA (Índice de Preços ao Consumidor Amplo) is Brazil’s official consumer price inflation index which measures the change in the cost of a basket of consumer goods and services and is calculated by the Brazilian Institute of Geography and Statistics (IBGE) “IPCA”) plus a fixed-rate coupon. The Group makes the investment and receives the nominal value (amount invested adjusted for IPCA variation plus interest) on the security’s maturity date.
(5)	In June 2025 the business model was changed and approved by Management to reclassify a financial asset previously classified as Fair Value through Other Comprehensive Income (FVOCI) in December 31, 2024 to Financial assets measured at amortized cost. This adjustment occurred on July 1, 2025, related to the Mark-to-Market (MTM) valuation, resulting in a financial impact of R$ 24,696, so that it is measured as if it had been originally classified in the Amortized Cost category.
(6)	National Treasury Note (NTN-F): Government bonds with a fixed interest rate at the time of purchase. The Group makes the investment and receives the face value (amount invested plus interest), on the maturity date of the bond.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

b) Derivative Financial instruments

Fair Value and Notional values by risk factor and maturity as of December 31, 2025

	Fair Value	Notional value	Up to 30 days	From 31 to 365 days	Over 365 days

Assets
Derivative hedging instrument of portfolio hedge accounting
Derivatives financial instruments (Swap)	27,572	1,201,903	11,088	5,601	10,883
DI1 – future contract (1) (2)	1,299	11,779,400	1,299	-	-
Total	28,871	12,981,303	12,387	5,601	10,883

Derivatives measured at fair value though profit and loss
DI1 e DDI - future contract (1) (2)	145	1,274,996	145	-	-
Total	145	1,274,996	145	-	-
Total assets	29,016	14,256,299	12,532	5,601	10,883

Liabilities
Derivatives measured at fair value though profit and loss
DI1 – future contract (1) (2)	1,674	3,252,200	1,674	-	-
Derivative financial instrument (Swap)	14,077	661,322	14,077	-	-
Total liabilities	15,751	3,913,522	15,751	-	-

Fair Value and Notional values by risk factor and maturity as of December 31, 2024

	Fair Value	Notional value	Up to 30 days	From 31 to 365 days	Over 365 days

Assets
Derivative hedging instrument of portfolio hedge accounting
Derivatives financial instruments	54,187	1,982,636	-	7,118	47,069
DI1 - future contract (1) (2)	-	2,950,455	-	-	-

Derivatives measured at fair value though profit and loss
DI1 – future contract (1) (2)	-	5,195	-	-	-
Total assets	54,187	4,938,286	-	7,118	47,069

(1)	As of December 31, 2025 and 2024 – DI1 Futures Contracts are commitments to buy or sell a financial instrument at a future date, at a contracted price or yield. For these instruments, daily settlements are made related to changes in market prices.
(2)	PicPay started the portfolio fair value hedge of interest rate risk in February 2024.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

8. Financial assets measured at amortized cost

8.1 Trade receivables

	December 31, 2025	December 31, 2024
Financial transactions processed by acquirers (1) (3)	463,663	181,572
Financial transactions processed by card issuers (2) (3)	3,273,306	3,653,774
Other trade receivables	409,352	41,821
Total	4,146,321	3,877,167

(1)	Amounts receivable from acquirers as a result of processing transactions in the role of sub-acquirer.
(2)	Accounts receivable from card issuers, net of interchange fees, as a result of processing transactions with clients in the role of acquirer.
(3)	Amount net of ECL (expected credit losses) and fraud risk (chargeback) in the amount of R$ 397 and R$ 2,225 respectively, as of December 31, 2025 (R$ 400 and R$ 7,356 respectively, as of December 31, 2024).

8.1.1 Breakdown by maturity – Trade receivables

As of December 31, 2025

	Receivables falling due:	Receivables overdue:	Total

Up to 30 days	2,563,908	48,320	2,612,228
From 31 to 60 days	442,127	2,073	444,200
From 61 to 90 days	277,610	141,699	419,309
From 91 to 180 days	450,954	2,027	452,981
From 181 to 365 days	206,774	684	207,458
Over 365 days	6,154	3,991	10,145
Total	3,947,527	198,794	4,146,321

As of December 31, 2024

	Receivables falling due:	Receivables overdue:	Total

Up to 30 days	2,471,796	-	2,471,796
From 31 to 60 days	404,597	-	404,597
From 61 to 90 days	277,416	-	277,416
From 91 to 180 days	470,393	-	470,393
From 181 to 365 days	252,889	-	252,889
Over 365 days	76	-	76
Total	3,877,167	-	3,877,167

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

8.2 Consumer loans

	December 31, 2025	December 31, 2024
Gross amount - Consumer Loans (a)	24,068,242	10,571,338
Credit loss allowance – on balance (b)	(3,121,544)	(838,696)
Credit loss allowance – off balance (1)	(33,842)	(25,524)
Total credit loss allowance	(3,155,386)	(864,220)

Total consumer loans - amortized cost (a +b)	20,946,698	9,732,642
Fair Value Adjustment – Portfolio Hedge (Note 30.2 - c)	(33,179)	(154,494)
Consumer loans	20,913,519	9,578,148

(1)	Provision for expected credit loss of pre-approved credit card limits available to customers, presented as other liabilities in the statement of financial position. Limit disclosed in Note 30.1.

8.2.1 Credit loss allowance breakdown

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)

Credit card (1)	6,176,938	25.66%	(146,509)	4.64%	2.37%
Loans to customers (2)	12,218,389	50.77%	(129,323)	4.10%	1.06%
Prepayment of receivables (3)	1,029,909	4.28%	(471)	0.01%	0.05%
Total consumer loans stage 1	19,425,236	80.71%	(276,303)	8.75%

Credit card (1)	512,833	2.13%	(141,107)	4.47%	27.52%
Loans to customers (2)	1,255,193	5.22%	(547,844)	17.37%	43.65%
Prepayment of receivables(3)	9,311	0.04%	(21)	0.00%	0.23%
Total consumer loans stage 2	1,777,337	7.39%	(688,972)	21.83%

Credit card (1)	104,680	0.43%	(84,884)	2.69%	81.09%
Loans to customers (2)	2,760,757	11.47%	(2,105,111)	66.72%	76.25%
Prepayment of receivables (3)	232	0.00%	(116)	0.00%	50.00%
Total consumer loans stage 3	2,865,669	11.90%	(2,190,111)	69.41%

Total consumer loans	24,068,242	100.00%	(3,155,386)	100.00%

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

As of December 31, 2024

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)

Credit card (1)	3,526,836	33.36%	(64,296)	7.44%	1.82%
Loans to customers (2)	5,561,617	52.61%	(43,282)	5.01%	0.78%
Total consumer loans stage 1	9,088,453	85.97%	(107,578)	12.45%

Credit card (1)	394,631	3.73%	(96,270)	11.14%	24.39%
Loans to customers (2)	539,935	5.11%	(204,055)	23.61%	37.79%
Total consumer loans stage 2	934,566	8.84%	(300,325)	34.75%

Credit card (1)	164,199	1.55%	(147,587)	17.08%	89.88%
Loans to customers (2)	384,120	3.64%	(308,730)	35.72%	80.37%
Total consumer loans stage 3	548,319	5.19%	(456,317)	52.80%

Total consumer loans	10,571,338	100.00%	(864,220)	100.00%

(1)	On January 26, 2024, The Group acquired credit card-related assets from Banco Original. The transaction included only balances from customers with less than 20 days past due and was accounted for as asset acquisition. As a result of the transaction, the credit card operations of retail customers were concentrated in the Company. (Refer to Note 14 for further details). The analysis is based on the expected credit loss in accordance with the principles of IFRS 9 at fair value.
(2)	Loans to customers are composed as follows:
“Personal loans” are loans of fixed amounts of money either for general purposes or to pay for specific goods or services in a buy now pay later context. Personal loans are typically paid back in regular installments over time.
“Payroll loans” are those in which the installments and interest are deducted directly from the consumer’s salary. These loans may be linked to government entities — such as in the case of public servants, pensions, or benefits paid by the government — or to private companies. The ability to deduct payments directly from customer's payrolls significantly enhances credit quality. “FGTS Loans” are loans in which consumers can draw down in advance up to seven annual installments of their FGTS, while authorizing the Group to collect payment of these installments directly from the consumer's FGTS accounts.
(3)	Prepayment of receivables correspond to contracts for the advance payment of energy, with future due dates. For more information, please refer to the explanatory note 21.2.1 and 21.3.1.

8.2.2 Breakdown by maturity

Credit card:

	Not Overdue		Overdue		Not Overdue		Overdue
	December 31, 2025%		December 31, 2025%		December 31, 2024%		December 31, 2024%

Up to 30 days	2,867,453	42.20%	444,968	6.55%	1,934,967	47.36%	118,057	2.89%
From 31 to 60 days	983,722	14.48%	122,001	1.80%	223,611	5.47%	60,586	1.48%
From 61 to 90 days	614,390	9.04%	41,352	0.61%	242,119	5.93%	46,975	1.15%
From 91 to 180 days	412,042	6.06%	63,888	0.94%	518,644	12.69%	81,908	2.00%
From 181 to 365 days	1,055,994	15.54%	40,212	0.59%	718,442	17.58%	80,793	1.98%
From 1 to 3 years	147,695	2.18%	734	0.01%	59,564	1.61%	-	-
Total	6,081,296	89.34%	713,155	10.50%	3,697,348	90.50%	388,319	9.50%
Total overdue and not overdue			6,794,451	99.84%			4,085,666	100.00%

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Loans to customers:

	Not Overdue		Overdue		Not Overdue		Overdue
	December 31, 2025%		December 31, 2025%		December 31, 2024%		December 31, 2024%

Up to 30 days	551,681	3.40%	876,975	5.40%	19,322	0.30%	228,256	3.52%
From 31 to 60 days	440,395	2.71%	467,730	2.88%	49,459	0.76%	107,266	1.65%
From 61 to 90 days	383,779	2.36%	398,751	2.46%	51,518	0.79%	66,226	1.02%
From 91 to 180 days	374,275	2.31%	772,301	4.76%	194,920	3.01%	187,965	2.90%
From 181 to 365 days	1,946,765	11.99%	842,991	5.19%	454,071	7.00%	87,487	1.35%
From 1 to 3 years	4,265,978	26.28%	5,211	0.03%	2,343,388	40.34%	-	0.00%
From 3 to 5 years	2,522,961	15.54%	-	0.00%	1,385,914	23.86%	-	0.00%
Over 5 years	2,384,546	14.69%	-	0.00%	1,309,880	22.55%	-	0.00%
Total	12,870,381	79.28%	3,363,958	20.72%	5,808,471	89.56%	677,201	10.44%
Total overdue and not overdue			16,234,339	100.00%			6,485,671	100.00%

Prepayment of receivables:

	Not Overdue		Overdue		Not Overdue		Overdue
	December 31, 2025%		December 31, 2025%		December 31, 2024%		December 31, 2024%

Up to 30 days	17,981	1.73%	66,043	6.35%	-	0.0%	-	0.0%
From 31 to 60 days	81,571	7.85%	8,711	0.84%	-	0.0%	-	0.0%
From 61 to 90 days	61,678	5.93%	601	0.06%	-	0.0%	-	0.0%
From 91 to 180 days	57,798	5.56%	218	0.02%	-	0.0%	-	0.0%
From 181 to 365 days	336,243	32.35%	13	0.00%	-	0.0%	-	0.0%
From 1 to 3 years	324,638	31.23%	-	0.00%	-	0.0%	-	0.0%
From 3 to 5 years	83,956	8.08%	-	0.00%	-	0.0%	-	0.0%
Over 5 years	17,981	1.73%	-	0.00%	-	0.0%	-	0.0%
Total	963,866	92.73%	75,586	7.27%	-	0.0%	-	0.0%
Total overdue and not overdue			1,039,452	100.00%

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

8.3 Expected credit losses - by credit quality vs. stages

As of December 31, 2025, the ECL allowance totaled R$ 3,155,386 (R$ 864,220 as of December 31, 2024). The Group monitors the expected credit loss allowance coverage ratio (table below) over the gross receivables amount to monitor credit risk.

The table below shows the credit card portfolio segmented by ranges of PD and stages as of December 31, 2025 and 2024.

Credit card

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)

PD < 5%	4,021,475	59.19%	(39,358)	10.57%	0.98%
Stage 1	4,021,410	59.19%	(39,357)	10.57%	0.98%
Stage 2	65	0.00%	(1)	0.00%	1.54%

5% <= PD <= 20%	1,744,158	25.67%	(58,473)	15.70%	3.35%
Stage 1	1,720,419	25.32%	(57,372)	15.40%	3.33%
Stage 2	23,739	0.35%	(1,101)	0.30%	4.64%

PD > 20%	1,028,818	15.14%	(274,669)	73.74%	26.70%
Stage 1	435,109	6.40%	(49,780)	13.36%	11.44%
Stage 2	489,029	7.20%	(140,005)	37.59%	28.63%
Stage 3	104,680	1.54%	(84,884)	22.79%	81.09%
Total	6,794,451	100.00%	(372,500)	100.00%	5.48%

Loans to customers

As of December 31, 2025

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)

PD < 5%	7,527,849	46.37%	(33,670)	1.21%	0.45%
Stage 1	7,519,438	46.32%	(33,495)	1.20%	0.45%
Stage 2	8,411	0.05%	(175)	0.01%	2.08%

5% <= PD <= 20%	4,008,363	24.69%	(29,736)	1.07%	0.74%
Stage 1	3,928,205	24.20%	(23,108)	0.83%	0.59%
Stage 2	80,158	0.49%	(6,628)	0.24%	8.27%

PD > 20%	4,698,128	28.94%	(2,718,873)	97.72%	57.87%
Stage 1	770,746	4.75%	(72,720)	2.61%	9.44%
Stage 2	1,166,625	7.19%	(541,042)	19.45%	46.38%
Stage 3	2,760,757	17.00%	(2,105,111)	75.66%	76.25%
Total	16,234,340	100.00%	(2,782,279)	100.00%	17.14%

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Prepayment of receivables

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)

PD < 5%	1,039,220	99.98%	(492)	80.92%	0.05%
Stage 1	1,029,909	99.08%	(471)	77.47%	0.05%
Stage 2	9,311	0.90%	(21)	3.45%	0.23%

PD > 20%	232	0.02%	(116)	19.08%	50.00%
Stage 3	232	0.02%	(116)	19.08%	50.00%
Total	1,039,452	100.00%	(608)	100.00%	0.06%

Credit card

As of December 31, 2024

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)

PD < 5%	2,146,060	52.53%	(27,839)	9.03%	1.30%
Stage 1	2,114,679	51.76%	(27,081)	8.79%	1.28%
Stage 2	31,381	0.77%	(758)	0.25%	2.42%

5% >= PD <= 20%	1,360,210	33.29%	(31,973)	10.38%	2.35%
Stage 1	1,265,064	30.96%	(27,802)	9.02%	2.20%
Stage 2	95,146	2.33%	(4,171)	1.35%	4.38%

PD > 20%	579,396	14.18%	(248,341)	80.59%	42.86%
Stage 1	147,093	3.60%	(9,413)	3.05%	6.40%
Stage 2	268,104	6.56%	(91,341)	29.64%	34.07%
Stage 3	164,199	4.02%	(147,587)	47.89%	89.88%
Total	4,085,666	100.00%	(308,153)	100.00%	7.54%

Loans to customers

As of December 31, 2024

	Gross Exposure	%	Credit Loss Allowance	%	Coverage Ratio (%)

PD < 5%	5,164,602	79.63%	(22,180)	3.99%	0.43%
Stage 1	5,164,529	79.63%	(22,178)	3.99%	0.43%
Stage 2	73	0.00%	(2)	0.00%	2.77%

5% >= PD <= 20%	383,365	5.91%	(17,232)	3.10%	4.49%
Stage 1	330,022	5.09%	(11,075)	1.99%	3.36%
Stage 2	53,343	0.82%	(6,157)	1.11%	11.54%

PD > 20%	937,705	14.46%	(516,655)	92.91%	55.10%
Stage 1	67,066	1.03%	(10,029)	1.80%	14.95%
Stage 2	486,519	7.50%	(197,896)	35.59%	40.68%
Stage 3	384,120	5.92%	(308,730)	55.52%	80.37%
Total	6,485,672	100.00%	(556,067)	100.00%	8.57%

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

8.3.1 Changes in credit loss allowance

Credit card

	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance as of December 31, 2024	64,296	96,270	147,587	308,153

Transfer from stage 1 to stage 2	(1,861)	1,861	-	-
Transfer from stage 1 to stage 3	(602)	-	602	-
Transfer from stage 2 to stage 3	-	(1,012)	1,012	-
Transfer from stage 2 to stage 1	5,542	(5,542)	-	-
Transfer from stage 3 to stage 1	150	-	(150)	-
Transfer from stage 3 to stage 2	-	73	(73)	-
New originated financial assets (1)	72,341	77,692	30,426	180,459
Changes in exposures and risk migration (2)	(6,227)	(13,394)	(54,166)	(73,787)
Write-offs	-	-	(32,850)	(32,850)
Changes to ECL calculation methods (3)	12,870	(14,841)	(7,504)	(9,475)
Credit loss allowance as of December 31, 2025	146,509	141,107	84,884	372,500

Loans to customers

	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance as of December 31, 2024	43,282	204,055	308,730	556,067

Transfer from stage 1 to stage 2	(152)	152	-	-
Transfer from stage 1 to stage 3	(1,132)	-	1,132	-
Transfer from stage 2 to stage 3	-	(25,681)	25,681	-
Transfer from stage 2 to stage 1	3,797	(3,797)	-	-
Transfer from stage 3 to stage 1	629	-	(629)	-
Transfer from stage 3 to stage 2	-	70	(70)	-
New originated financial assets (1)	55,656	21,083	159,315	236,054
Changes in exposures and risk migration (2)	(5,404)	299,857	1,887,826	2,182,279
Write-offs	-	-	(202,402)	(202,402)
Changes to ECL calculation methods (3)	32,647	52,105	(74,472)	10,280
Credit loss allowance as of December 31, 2025	129,323	547,844	2,105,111	2,782,278

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Prepayment of receivables

	Stage 1	Stage 2	Stage 3	Total

Credit loss allowance as of December 31, 2024	-	-	-	-

New originated financial assets	471	21	116	608

Credit loss allowance as of December 31, 2025	471	21	116	608

(1)	ECL allowances as of December 31, 2025 for financial assets originated during 2025.
(2)	Change in ECL allowances due to changes in exposure amounts as well as migration of exposures between stages and risk bands within stages, are associated with credit portfolio movement and rollovers during the years.
(3)	Change in ECL allowances due to changes in ECL calculation methods implemented during 2025, as a result of a methodology review and update to incorporate the latest risk and recovery information.

8.4 Other receivables

	December 31, 2025	December 31, 2024

Receivables - related parties (1)	75,422	101,942
Compulsory deposits in Central Bank (2)	1,834,088	117,977
Sundry receivables (3)	1,500	1,147
Total	1,911,010	221,066

(1)	As of December 31, 2025, these amounts primarily relate to receivables from J&F Participações for marketing expenses incurred, along with receivables from other companies within the Group for various services and transactions. These receivables reflect the ongoing business relationships and agreements in place. For a comprehensive breakdown and further details regarding these amounts, please refer to Note 21.
(2)	Compulsory deposits are required by BACEN based on the amount of CDBs issued by PicPay Bank. These resources are remunerated at the Brazilian SELIC rate (special settlement and custody system of the BACEN).
(3)	Mainly related to receivables from government entities. The Group understands that there is no risk on the outstanding balances of its “Other receivables”.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

8.4.1 Breakdown by maturity – Other receivables

As of December 31, 2025

	Receivables falling due:	Receivables overdue:	Total

Up to 30 days	1,910,827	-	1,910,827
From 31 to 60 days	-	54	54
From 61 to 90 days	-	129	129
Total	1,910,827	183	1,911,010

As of December 31, 2024

	Receivables falling due:	Receivables overdue:	Total

Up to 30 days	137,036	11,483	148,519
From 31 to 60 days	-	635	635
From 61 to 180 days	-	4,405	4,405
From 181 to 365 days	67,507	-	67,507
Total	204,543	16,523	221,066

9. Prepaid expenses

The amount recognized on December 31, 2025 as prepaid expenses was R$ 273,755 (R$ 141,805 on December 31, 2024). The increase was primarily driven by payments made in advance for software for application performance improvement (which will be recognized as expenses as the corresponding goods or services are received) and transaction expenses associated with legal and financial advisory which will be recognized as expenses or deducted from the proceeds of any stock issuances if and when they occur.

10. Deferred tax position

	December 31, 2025	December 31, 2024

Income tax and social contribution to offset (1)	1,533,487	1,212,615
Deferred tax assets (2)	2,075,930	566,238
Total	3,609,417	1,778,853

(1)	Primarily relates to withholding income tax and social contribution on income from financial investments which can be used to settle other federal tax amounts due. For December 31, 2025, the amount of RS 90,450 refers to inflation indexation as "Other income" in the consolidated statements of profit or loss while such amount for December 31, 2024 was R$ 76,571.
(2)	The variation in the period is due to the constitution of deferred tax asset (DTA) by PicPcay Instituição de Pagamento and the increase of Bank's DTA related to provision for credit losses.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

10.1 Deferred tax assets

	December 31, 2024	Realization		Additions		December 31, 2025

Temporary differences	492,390	(580,488)		1,458,063		1,369,967
Provisions for credit losses	405,475	(530,898)		1,137,055		1,011,633
Fair value adjustment - Financial assets measured at fair value through profit or loss	69,523	(26,646)		-		42,877
Others	17,393	(22,944	)(1)	321,008	(4)	315,457

Tax loss and social contribution negative basis (2)	73,847	(9,295	)(2)	641,411	(3)	705,963
Total	566,237	(589,783)		2,099,474		2,075,930

(1)	The realization refers to the payment of the profit sharing programs.
(2)	The realization refers to the subsidiary Guiabolso Finanças e Correspondente Bancário e Serviços Ltda., which has been occurring in taxable profit since January, 2025.
(3)	In 2025, PicPay reported accounting and taxable income, consolidating the prospect of recoverability of deferred tax assets. Therefore, deferred tax assets have been recognized based on the projection of future taxable income supported by approved business plans and budgets.
(4)	The amounts mainly represent temporary adjustments for the fiscal year ending December 31, 2025, including adjustments related to profit sharing, long-term incentives, contingencies, among others.

10.2 Deferred tax liability

On December 31, 2025, PicPay Bank recognized a deferred tax liability related to the mark-to-market valuation of DI and DDI futures derivatives. The taxes will be due upon realization of the securities, as permitted by Law.

	December 31, 2024	Realization	Additions	December 31, 2025

Fair value adjustment – future contract (DI and DDI)	-	-	37,791	37,791
Total	-	-	37,791	37,791

11. Right of use assets and property, plant and equipment

	December 31, 2025			December 31, 2024
	Value at cost	Accumulated Depreciation	Total	Value at cost	Accumulated Depreciation	Total
Right of use - leases (1)	78,146	(42,684)	35,462	76,590	(33,558)	43,032
Computers and equipment	65,606	(43,482)	22,124	40,427	(32,753)	7,674
Improvements on leasehold properties	38,702	(15,125)	23,577	24,078	(10,837)	13,241
Furniture and fixtures	15,643	(4,829)	10,814	4,669	(1,861)	2,808
Machinery and equipment	69,882	(15,829)	54,053	54,864	(4,307)	50,557
Facilities	283	(67)	216	105	(51)	54
Total	268,265	(122,016)	146,246	200,733	(83,367)	117,366

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

The table below demonstrates the changes during the years presented:

As of December 31, 2025

	December 31, 2024	Additions	Depreciation for the year	December 31, 2025

Right of use - leases (1)	43,032	1,556	(9,126)	35,462
Computers and equipment	7,674	25,179	(10,729)	22,124
Improvements on leasehold properties	13,241	14,624	(4,288)	23,577
Furniture and fittings	2,808	10,974	(2,968)	10,814
Machinery and equipment	50,557	15,171	(11,672)	54,053
Facilities	54	179	(17)	216
Total	117,366	67,683	(38,800)	146,246

As of December 31, 2024

	December 31, 2023	Additions	Reclassifications	Depreciation for the year	December 31, 2024

Right of use - leases (1)	48,654	3,073	-	(8,695)	43,032
Computers and equipment	13,414	53,689	(52,114)	(7,315)	7,674
Improvements on leasehold properties	12,075	3,553	-	(2,387)	13,241
Furniture and fittings	2,777	488	-	(457)	2,808
Machinery and equipment	1,785	6	52,114	(3,348)	50,557
Facilities	65	-	-	(11)	54
Total	78,770	60,809	-	(22,213)	117,366

(1)	The Group’s lease agreements are detailed in Note 18.

12. Intangible assets

	December 31, 2025
	Value at cost	Accumulated Amortization	Accumulated Impairment	Total

Internally/Externally developed software (1)	1,612,816	(607,674)	-	1,005,142
Software licenses	248,789	(201,563)	(128)	47,098
Purchased software	63,008	(41,780)	(624)	20,604
Software acquired through business combination (2)	66,924	(51,477)	-	15,447
Goodwill (2)	50,520	-	-	50,520
Total	2,042,057	(902,494)	(752)	1,138,811

	December 31, 2024
	Value at cost	Accumulated Amortization	Accumulated Impairment	Total

Trademarks and patents	100	-	(100)	-
Internally/Externally developed software (1)	1,115,970	(341,408)	-	774,562
Software licenses	130,948	(87,385)	(128)	43,435
Purchased software	62,390	(31,701)	(624)	30,065
Software acquired through business combination (2)	66,924	(38,092)	-	28,832
Goodwill (2)	50,520	-	-	50,520
Total	1,426,852	(498,586)	(852)	927,414

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

The table below demonstrates the changes during the years presented:

As of December 31, 2025

	December 31, 2024	Additions	Reclassification	Write-offs	Amortization for the year	December 31, 2025

Internally/Externally developed software (1)	774,562	499,591	(1,891)	-	(267,120)	1,005,142
Software licenses	43,435	117,067	(852)	-	(112,552)	47,098
Purchased software	30,065	-	-	-	(9,461)	20,604
Software acquired through business combination (2)	28,832	-	-	-	(13,385)	15,447
Goodwill (2)	50,520	-	-	-	-	50,520
Other intangible assets	-	-	2,743	(1,943)	(800)	-
Total	927,414	616,658	-	(1,943)	(403,318)	1,138,811

As of December 31, 2024

	December 31, 2023	Additions	Reclassification	Write-offs	Amortization for the year	December 31, 2024

Internally/Externally developed software (1)	620,043	434,979	-	(91,879)	(188,581)	774,562
Software licenses	32,606	68,158	-	-	(57,329)	43,435
Purchased software	23,362	18,107	-	-	(11,404)	30,065
Software acquired through business combination (2)	42,216	-	-	-	(13,384)	28,832
Goodwill (2)	50,520	-	-	-	-	50,520
Total	768,747	521,244	-	(91,879)	(270,698)	927,414

(1)	Development of continuing improvements in digital solutions such as mobile banking applications, marketplace, business solutions and investment platforms. The useful life of the internally and externally developed software is defined as being between 5 to 10 years for the purposes of amortization.
(2)	Additions through business combination and common control transactions.

13. Third-party funds

	December 31, 2025	December 31, 2024

User balance - CDBs (1)	27,838,964	19,094,153
User balance - Payment accounts (2)	856,573	889,296
Other obligations under financial Instruments (3)	752,571	-
Balance of commercial establishments – corporates (4)	526,607	220,525
Deposits – corporate customers	115	-
Bank slips to be processed (5)	-	14
Total	29,974,830	20,203,988

(1)	PicPay Bank offers CDBs to its users. These instruments are indexed to the CDI and may be either redeemable at any time or subject to fixed maturity dates. As of December 31, 2025, the average yield rate on these CDBs was approximately 96% of the CDI.
(2)	Refers to the balance of the payment accounts held by users backed by financial investments (as disclosed in note 30.2 a) and amounts referring to withdrawals pending processing at the recipient’s bank.
(3)	Refers to non-convertible subordinated Financial Letters, namely: a fixed-rate senior Financial Letter (R$ 244,114) and a CDI-indexed subordinated Financial Letter (R$ 508,457), maturing on December 22, 2027 and December 28, 2039, respectively.
(4)	Refers to balances payable to commercial establishments related to the processing of sales via the PicPay payment arrangement.
(5)	Bank slips paid with the PicPay application outside the bank clearing period.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

14. Trade payables

	December 31, 2025	December 31, 2024

Service providers and consumables	534,307	354,990
Related parties	30	-
Operational suppliers	304,618	91,800
Credit card transactions	4,655,769	2,893,134
Other suppliers	2,389	25,341
Total	5,497,113	3,365,265

In Brazil, payments to the credit card network (for further details, see Note 13.1) follow a similar settlement schedules. However, as receipts from cardholders and payments to the credit card network are aligned, the Group is exposed to cardholder credit risk, since it remains obligated to settle amounts due to the credit card network even in cases where cardholders fall behind on their payments. These amounts include credit card balances not paid in full by customers and subsequently converted into fixed-rate installment plans, as well as installment purchases, which comprise credit card transactions that allow payment to be made in more than one installment.

14.1 Credit card transactions

Corresponds to the amount payable to acquirers related to credit and debit card transactions. The amounts to be transferred to the card network are settled according to the transaction installments, substantially within up to 27 days for non-installment domestic transactions; 1 business day for international transactions, and, in the case of installment transactions, the amounts are mostly settled over a period of up to 36 months through monthly payments.

The table below provides a detailed breakdown of credit card transactions categorized by maturity, as of December 31, 2025 and 2024:

14.1.1 Breakdown by maturity – Credit card transactions

	December 31, 2025	December 31, 2024

Up to 30 days	1,493,794	1,523,603
From 31 to 60 days	953,940	173,767
From 61 to 90 days	651,186	188,148
From 91 to 180 days	1,057,386	403,034
From 181 to 365 days	485,028	558,295
Over 365 days	14,435	46,287
Total	4,655,769	2,893,134

14.1.2 Collateral for credit card transactions

As of December 31, 2025, the Company held R$ 835,207 in government bonds pledged as collateral for settlement of credit card transactions, allocated in favor of Mastercard, Visa, and Elo (R$ 438,393 as of December 31, 2024). These government bonds are measured at fair value through profit or loss and fair value through other comprehensive income and serve as collateral for amounts payable to the network (Refer to note 7 for further details). The average remuneration rate for these security government bonds was 1.12% per month for the year ended December 31, 2025 (0.86 % per month for the year ended December 31, 2024).

15. Obligation to FIDC FGTS quota holders

	December 31, 2025	December 31, 2024

Senior quotas	815,557	704,755
Total	815,557	704,755

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

The obligations to FIDC FGTS quota holders relate to amounts due on senior quotas issued with the securitization of receivables from FGTS consumer loans in PicPay Bank. This account includes the outstanding amount due to senior quotas (unpaid original contribution plus unpaid accrued interest expense).

Although the fund has an indefinite duration, the senior quotas have 6 years of maturity after the first capital contribution, with a remuneration of CDI + 1.50 % per annum. Also, the senior quotas can be redeemed prior to 6 years in case of specific events such as bankruptcy claims. For the year ended December 31, 2025, the interest accrued was R$ 122,894 (R$ (3,245) for the year ended December 31, 2024), recorded as “Interest and other financial expenses”.

16. Labor obligations

	December 31, 2025		December 31, 2024

Personnel expenses payable	488,873		392,140
Social security charges payable	106,045	(1)/(2)	143,294
Total	594,918		535,434

(1)	Of the balance of social security charges payable, R$ 73,813, correspond to payroll taxes and social security charges resulting from cash-settled awards and equity-settled awards, as disclosed in Note 20d.
(2)	As of December 31, 2025 the amount R$ 126,966 was reclassified from Labor obligations to Tax Claims as explained on note 19c. No amount was reclassified for December 31, 2024

17. Tax

17.1 Taxes payable

	December 31, 2025		December 31, 2024

Withholding taxes	16,049		7,908
Payroll Taxes	40,795		35,647
Social security contribution on revenues	40,534	(1)	37,342
Income tax and social contribution	721,522		562,557
Other taxes	7,598		4,751
Total	826,498		648,205

(1)	As of December 31, 2025 the amount R$ 20,491 was reclassified from Taxes Payable to Tax Claims as explained in note 19c. No amount was reclassified for December 31, 2024.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

17.2 Income tax and social contribution

	December 31, 2025	December 31, 2024

Profit before income tax	317,339	345,972
Income tax and social contribution (1)	(142,801)	(155,688)
Permanent additions/exclusions	967,068	61,503
Effect of different tax rates – subsidiaries	30,528	6,461
Compensation of previously unrecognized deductible temporary differences	246	22,579
Compensation of previously unrecognized tax losses	72,658	26,463
Deferred tax asset recognition (2)	790,244	-
R&D Tax incentives (3)	64,910	20,245
Others	8,482	(14,244)
Total income tax and social contribution	824,267	(94,184)
Current taxes	(655,463)	(545,603)
Deferred taxes	1,479,730	451,419
Total income tax and social contribution	824,267	(94,184)
Effective rate (%)	(260)%	27%

(1)	The Group’s operations are primarily conducted in entities subject to income tax and social contribution in Brazil.

All material entities in Brazil are subject to corporate income tax of 25%. Social contribution is generally levied at 20% for financial entities and 9% for non-financial entities. The tax rate used was the one applicable to PicPay Bank, which represents the most significant portion of the operations of the Group. The effect of other tax rates is shown in the table above as “Effect of different tax rates – subsidiaries”.

(2)	As aforementioned on Note 10, PicPay recognized the deferred tax asset on the previously unrecognized tax losses carryforward and temporary differences.
(3)	The Company benefited from tax incentives under the Brazilian R&D program, which encourages technological innovation through research and development in technology. A total benefit was recognized as a reduction to income tax expense.

17.3 Unrecognized deferred tax assets

The Group has unrecognized deferred tax assets in its subsidiaries for which it is not expected that future taxable profits will be sufficient to consume the deferred tax assets in an appropriate period of time. The Group’s unrecognized deferred tax assets, shown on the table below, without expiration date, were calculated on income tax losses and temporary differences at a rate of 34% for Guiabolso (and its subsidiary), and Crednovo; and at a rate of 40% for PicPay Invest.

The reduction in the amount of unrecognized deferred tax assets was due to the recognition of PicPay deferred tax assets presented on Note 10 above.

	December 31, 2025		December 31, 2024
	Gross amount	Tax effect	Gross amount	Tax effect
Deductible temporary differences	14,054	5,262	218,875	74,953
Tax losses	275,109	101,390	2,074,442	709,619
Total	289,163	106,652	2,293,317	784,572

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

18. Leases

18.1 Lease payable by maturity

	December 31, 2025	December 31, 2024
Year of maturity
2025	-	9,464
2026	10,665	10,311
2027	11,618	11,233
2028	12,657	12,237
2029	10,231	9,891
Lease liabilities	45,171	53,136

19. Provision for legal and administrative claims

	December 31, 2025
	Civil Claims	Labor Claims	Tax Claims	Total Claims
Opening balance	8,256	9,228	-	17,484
Constitution	43,899	19,175	211,790	274,864
Reversal	(12,976)	(5,581)	-	(18,557)
Reversal due to payment	(18,940)	(128)	-	(19,068)
Closing balance	20,239	22,694	211,790	254,723

	December 31, 2024
	Civil Claims	Labor Claims	Tax Claims	Total Claims
Opening balance	6,652	4,411	-	11,063
Constitution	14,738	8,785	-	23,523
Reversal	(3,334)	(3,861)	-	(7,195)
Reversal due to payment	(9,800)	(107)	-	(9,907)
Closing balance	8,256	9,228	-	17,484

a) Civil claims

As of December 31, 2025, the Group recognized provisions of R$ 20,239 (R$ 8,256 as of December 31, 2024) for civil claims, the majority of which are claims by customers of compensation for moral and/or material damages. The amount considered as having a possible risk of loss, where no provision is recognized, totals R$ 0 (R$ 145,496 as of December 31, 2024). The Group estimates that the expected disbursement schedule is 18 months. However, due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

b) Labor claims

As of December 31, 2025, the Group recognized a labor provision of R$ 22,694 (R$ 9,228 as of December 31, 2024), considered as having a probable risk of loss where the plaintiffs claim the subsidiary conviction, as well as labor indemnities. The amount considered as a possible risk of loss, where no provision is required, is R$ 48,265 (R$ 57,383 as of December 31, 2024). The Group estimates that the expected disbursement schedule is 24 months, however due to the uncertainty in the conclusion of the proceedings, the disbursement occurs according to the development of the claim.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

c) Tax claims

As of December 31, 2025, the Group recognized provisions totaling R$ 211,790 (no amount was provisioned as of December 31, 2024) consisting of R$ 64,334 related to tax contingencies and R$ 147,457 reclassified (R$ 126,966 from labor obligations and R$ 20,491 from taxes payable) to better reflect the status of the claim in light of the current stage of a leading case before the Supreme Court, notwithstanding the favorable decision obtained by PicPay in its own lawsuit; as the Company had already been recognizing the related social security contributions, this reclassification had no impact on the statement of profit or loss, and the provisions recognized refer to tax assessments and ongoing tax disputes assessed as having a probable risk of loss, while contingencies assessed as a possible risk of loss, for which no provision has been recognized, amounted to R$ 133,967 as of December 31, 2025 (R$ 727 as of December 31, 2024).

20. Equity

a) Share capital

As effected on March 14, 2024, the Shareholder contributed the beneficial entitlement of its total shares of PicS by way of a share premium contribution in the total amount of R$ 1,304,767 without the issuance of any new shares in the capital of the Company.

On July 11, 2024, J&F Participações invested R$ 1,309 in PicS N.V without the issuance of new shares.

On September 6, 2024, J&F Participações invested R$ 2,451 in PicS N.V without the issuance of new shares.

On September 12, 2024, an ordinary resolution approved a stock split in the proportion of 2 to 1 shares a par value from EUR 0.01 to EUR 0.005.

On December 23, 2024, J&F International invested R$ 101,268 in PicS N.V without the issuance of new shares. On the same date PicS N.V invested the same amount in PicS Ltd without the issuance of new shares. On the same date PicS Ltd invested R$ 101,796 in PicS Holding through the issue and subscription of 101,796,000 quotas, all nominative and with par value of R$ 1. On the same date PicS Holding invested R$ 100,000 in PicPay Bank through the issue and subscription of 27,943,204 shares, all nominative and without par value.

On February 26, 2025, J&F International invested R$ 319,901 in PicS N.V without the issuance of new shares. On the same date, PicS N.V invested the same amount in PicS Ltd, without the issuance of new shares. On February 27, 2025, PicS Ltd invested R$ 321,490 in PicS Holding, through the issue and subscription of 321,489,832 quotas, all nominative and with par value of R$ 1. On the same date, PicS Holding invested R$ 321,750 in PicPay Bank, through the issue and subscription of 88,121,683 shares, all nominative and without par value.

On March 25, 2025, J&F International invested R$ 50,290 in PicS N.V without the issuance of new shares. On March 26, 2025, PicS N.V invested the same amount in PicS Ltd, without the issuance of new shares. On the same date, PicS Ltd invested R$ 50,775 in PicS Holding, through the issue and subscription of 50,774,637 quotas, all nominative and with a par value of R$ 1. On March 27, 2025, PicS Holding invested R$ 50,000 in PicPay Bank, through the issue and subscription of 31,643,364 shares, all nominative and without par value.

On April 28, 2025, J&F International invested R$ 125,524 in PicS N.V without the issuance of new shares. On April 29, 2025, PicS N.V invested R$ 122,073 in PicS Ltd., without the issuance of new shares. On April 30, 2025, PicS Ltd. invested R$ 121,616 in PicS Holding through the issuance and subscription of 121,616,277 quotas, all nominative and with a par value of R$ 1.00 each. Later, on the same day, PicS Holding invested R$ 121,154 in PicPay Bank through the issuance and subscription of 49,627,302 shares, all nominative and without par value.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

On May 27, 2025, J&F International invested R$ 49,989 in PicS N.V without the issuance of new shares. On the same day ,PicS N.V invested the same amount in PicS Ltd., without the issuance of new shares. On May 28, 2025, PicS Ltd. invested R$ 50,164 in PicS Holding through the issuance and subscription of 50,163,586 quotas, all nominative and with a par value of R$ 1.00 each. On May 29, 2025, PicS Holding invested R$ 49,973 in PicPay Bank through the issuance and subscription of 21,777,231 shares, all nominative and without par value.

On June 19, 2025, J&F International transferred one share issued by PicS N.V, with a nominal value of EUR 0.005 to Banco Original, and from this date Banco Original holds 9.5% of the share capital of the Company. On the same date, Stichting JAB distributed 1 share issued by PicS N.V to Mr. José Antonio Batista, who transferred this 1 share to Mr. Albino Andrade de Pinho, from this date, Mr. Albino Andrade de Pinho holds 0.5% of the share capital of the Company.

On July 21, 2025, J&F International invested R$ 108,442 in PicS N.V without the issuance of new shares. On the same date, PicS N.V invested the same amount in PicS Ltd. without the issuance of new shares. On July 23, 2025, PicS Ltd. invested R$ 108,317 in PicS Holding through the issuance and subscription of 108,317,593 quotas, all nominative and with par value of R$ 1.00 each. On the same date, PicS Holding invested R$ 107,906 in PicPay Bank through the issuance and subscription of 46,423,381 shares, all nominative and without par value.

On September 23, 2025, J&F International invested R$ 149,358 in PicS N.V without the issuance of new shares. On September 24, 2025, PicS N.V invested the same amount in PicS Ltd., without the issuance of new shares. On September 25, 2025, PicS Ltd. invested R$ 150,394 in PicS Holding through the issuance and subscription of 150,000,000 quotas, all nominative and with a par value of R$ 1.00 each. On September 26, 2025, PicS Holding invested R$ 150,000 in PicPay Bank through the issuance and subscription of 60,880,607 shares, all nominative and without par value.

On November 25, 2025, J&F International invested R$ 360,000 in PicS N.V without the issuance of new shares. On the same day, PicS N.V invested the same amount in PicS Ltd., also without the issuance of new shares. Subsequently, PicS Ltd. invested the same amount in PicS Holding through the issuance and subscription of 360,000,000 nominative quotas, each with a par value of R$ 1.00.

On November 26, 2025, a disproportional partial spin-off of PicS Holding was approved, which involved the transfer of a portion of its equity, totaling R$ 360,000, to J&F Participações S.A. As a result, J&F Participações S.A.’s direct interest in PicS Holding was terminated.

On December 24, 2025, J&F International invested R$ 20,000 in PicS N.V without the issuance of new shares, On December 29, 2025, PicS N.V invested R$ 1,800 in PicPay Participações through the issuance and subscription of 1,800,000 nominative quotas, each with a par value of R$ 1.00.

As of December 31, 2025, the total share capital incorporated under Dutch law is EUR 1 divided into 200 shares, each with par value of EUR 0.005, all nominative and entitled to 1 vote per share and with priority in the distribution of dividends.

Following the completion of this transaction, PicS Ltd. became the holder of 100% of the share capital of PicS Holding.

On December 31, 2025, by virtue of a Sale and Purchase Agreement, J&F International transferred one share issued by PicS N.V, with a nominal value of EUR 0.005 to Stichting JAB, from this date Stichting JAB holds 4% of the share capital of the Company.

Events of non-controlling interest without a change in control

On June 28, 2024, J&F Participações invested R$ 100,000 in PicS Holding, through the issue and subscription of 100,000,000 quotas, all nominative and with par value of R$ 1. On the same date PicS Holding invested the same amount in PicPay Bank through the issue and subscription of 32,046,456 shares, all nominative and without par value.

On September 19, 2024, J&F Participações invested R$ 130,000 in PicS Holding, through the issue and subscription of 130,000,000 quotas, all nominative and with par value of R$ 1. On the same date PicS Holding invested the same amount in PicPay Bank through the issue and subscription of 37,692,578 shares, all nominative and without par value.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

b) Composition of share capital

As of December 31, 2025 - PicS N.V

	December 31, 2025		December 31, 2024
	Number of shares	Total shares %	Number of shares	Total shares %
Shareholder
J&F International B.V.	162	81.0000%	164	82.0000%
Stichting JAB	8	4.0000%	8	4.0000%
Stichting ACC Family	6	3.0000%	6	3.0000%
Stichting AGR	2	1.0000%	2	1.0000%
Stichting ECS	2	1.0000%	2	1.0000%
Banco Original S.A.	19	9.5000%	18	9.0000%
Albino Andrade de Pinho	1	0.5000%	-	0.0000%
Total	200	100.00%	200	100.00%

c) Earnings per share

	December 31, 2025	December 31, 2024

Profit attributable to the Company’s shareholders	1,088,696	217,574
Weighted average quantity of shares	200	200
Earnings per share – basic and diluted	5,457	1,088

There is no difference between the calculation of basic and diluted loss per share as there are no potentially dilutive shares in issuance.

d) Share based long term incentive plan (LTIP)

PicPay operates a Long-Term Incentive Plan (“LTIP”) for employees from junior to executive levels. The LTIP was established by PicS Ltd on July 1, 2021 and was adopted by the Company and its subsidiaries. The LTIP is designed to support the Group’s long-term success by retaining key talents and aligning employees’ interests with those of the Group.

Under the LTIP, eligible employees may be granted awards that are either equity-settled or cash-settled, depending on the terms of each individual grant and the employee’s role. Awards granted under the LTIP are generally subject to both a service condition, requiring participants to remain actively employed by PicPay throughout the relevant vesting periods; and a non-market performance condition, requiring the occurrence of a qualifying liquidity event, defined as either (a) an initial public offering (“IPO”) of PicPay’s shares, or (b) a private placement of PicPay’s shares to third parties, as specified in the plan rules.

The overall vesting period is 5 years, divided into five annual tranches, each representing 20% of the total award. The first tranche vested after one full year of service from July 1, 2021. PicPay had the ability to elect additional beneficiaries after July 19, 2021, to whom the same vesting schedule applies. For beneficiaries hired after July 1, 2021, vesting periods start on fixed dates depending on the quarter of hire, as set out in the plan rules.

An award is considered vested only when both the service condition and the liquidity condition have been satisfied. Once an award has been vested, settlement (either in shares for equity-settled awards or in cash for cash-settled awards) is made within 30 days following the occurrence of the liquidity event. If the liquidity event occurs after the end of the original five-year vesting period, vested awards remain outstanding and the beneficiaries retain their entitlement, subject to the other terms of the plan.

As of December 31, 2025, management reassessed the likelihood of a qualifying liquidity event, considering the status of the Company’s listing process, prevailing capital market conditions and other relevant factors. Based on this reassessment, management concluded that the occurrence of an initial public offering had become probable within the contractual life of the LTIP. This change in estimate resulted in the initial recognition of the cumulative share-based payment expense for services rendered by employees from the grant dates of the awards through December 31, 2025.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

For the year ended December 31, 2025, the Group recognized a total share-based payment expense related to the LTIP of R$ 205,640, of which R$ 131,325 relates to equity-settled awards and R$ 74,314 relates to cash-settled awards. These shares were not distributed at the moment . This expense is presented within “Personnel expenses” in the consolidated statement of profit or loss.

The cumulative amount recognized in equity at December 31, 2025 in connection with equity-settled LTIP awards is R$ 131,325, recorded in “Capital reserve” in the consolidated statement of financial position. No amounts had been recognized in equity in prior periods.

With respect to the cash-settled component of the LTIP, the Group recognized a share-based payment liability of R$ 74,314 as of December 31, 2025, presented within “Labor obligations” in the consolidated statement of financial position.

On January 29, 2026, the completion of the IPO satisfied the non-market performance (liquidity) condition of the LTIP, and, to the extent that the service condition had been met by the beneficiaries at the IPO date, a portion of the outstanding LTIP awards vested and became eligible for settlement in cash or shares, as applicable.

21. Transactions with related parties

21.1 Agreements with Banco Original

21.1.1 - On May 16, 2025, the Group and Banco Original entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) to establish the criteria for cost rates, common expenses, deadlines, and conditions observed for sharing Information Security activities between the Group and Banco Original. The reimbursements from Banco Original are recognized in the statement of profit or loss as “administrative expenses”.

21.1.2 - On January 21, 2025, the Group entered into an Operational Agreement with Banco Original to provide administrative services, including human resources, systems sharing and materials used. The term of this agreement is indefinite. This agreement may be terminated by either party upon 30 days' notice. The reimbursements from Banco Original are recognized in the statement of profit or loss as “administrative expenses”.

21.1.3 - On July 4, 2024, the Group and Banco Original entered into a Derivatives Master Agreement (Contrato Global de Derivativos), with the purpose of establishing a standardized template for over the counter (OTC) transactions between the parties, streamlining the negotiation process and facilitating efficient and secure OTC derivatives trading. Such agreement establishes daily mark-to-market checks with bilateral margin exchange between the parties with the purpose of mitigating credit risk. As of September 30, 2025, under such agreement, there are only Payer OIS (Overnight Index Swaps) with notional fully collateralized by deposits from Banco Original.

21.1.4 - On April 10, 2024, Banco Original entered into an Endorsement Contract of Bank Credit Notes without co-obligation (Contrato de Endosso de Cédulas de Crédito Bancário sem Coobrigação) with the Group, through which Banco Original committed to endorse and transfer to the Group the credit notes issued by Banco Original in its loan operations collateralized by credit rights arising from the FGTS Loans. This agreement will remain valid for an indefinite period and may be terminated by either party with a 30-days prior notice.

21.1.5 - On March 28, 2024, the Group and Banco Original entered into an Operational Agreement (Acordo Operacional) to deal with the cashback amounts due to customers in the context of Banco Original’s Cashback Program. This agreement is related to the acquisition of Banco Original’s credit card portfolio by PicPay Bank. This agreement was subsequently terminated and fully settled on the same date (March 28, 2024).

21.1.6 - On January 18, 2024, the Group entered into a Credit Recovery Services Agreement (Contrato de Prestação de Serviços de Cobrança de Crédito) with Banco Original, pursuant to which PicPay Bank agreed to provide certain services to Banco Original relating to collection and recovery of amounts owed to Banco Original by customers who defaulted on their debts. Such agreement has a twenty-four (24) months term, being effective from January 1, 2023. This agreement may be terminated by either party upon 30 days’ prior notice. This agreement was extended for twenty-four (24) months, effective from January 1, 2025. The revenues are recognized in the statement of profit or loss as “Commission – banking correspondent and marketplace”.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

21.1.7 - On January 10, 2024, the Group entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) with Banco Original to establish the terms and conditions governing the sharing of support areas between the Group and Banco Original, as well as the reimbursement by Banco Original of certain costs incurred by the Group in the contracting of suppliers who provide products and/or services that are also shared between the Group and Banco Original. This agreement will remain valid for an indefinite period. Either party may terminate this agreement for any reason and without penalty at any time with 30 days’ prior written notice to the other party. The reimbursements are recognized in the statement of profit or loss as “administrative expenses”.

21.1.8 - On November 16, 2023, the Group and Banco Original entered into a Cost Sharing Agreement (Contrato de Compartilhamento de Despesas) to regulate the terms and conditions related to the cost sharing of back-office areas, as well as the reimbursement by Banco Original of certain costs incurred in the contracting certain suppliers, such as technology and administrative expenses. This agreement will remain valid for an indefinite period. The reimbursements are recognized in the statement of profit or loss as “administrative reimbursement”.

21.1.9 - On May 5, 2022, the Group entered into an application programming interface agreement (Acordo Operacional para Licença de Uso de API’s, Acesso a Produtos e Serviços Bancários e Prestação de Serviços de Suporte Técnico) with Original Hub, granting a license for the use of APIs to offer its customers payment services for bills, taxes, and utility bills from Banco Original (“API PAG”), as well as account registration for automatic debit. On November 29, 2022, an amendment to the Operational Agreement was executed, assigning the agreement from Original Hub to Banco Original. On December 21, 2022, new APIs were contracted including access to cash withdrawal and processing services using QR Codes at ATMs of the 24Horas network. In 2024, PicPay completed the development of these solutions, and on March 21, 2025, the agreement was terminated. The revenues were recognized in the statement of profit or loss as “commission – banking correspondent and marketplace”.

21.1.10 - On September 11, 2018, the Group and Banco Original entered into a Correspondent Banking Agreement (Contrato de Correspondente Bancário). However, since the Group has developed its own solutions for processing bill payments for its customers and Banco Original is no longer a card issuer, the agreement was terminated on March 21, 2025. The revenues are recognized in the statement of profit or loss as “commission – banking correspondent and marketplace”.

21.1.11- On July 26, 2022, Banco Original and the Group entered into a Correspondent Banking Agreement (Contrato de Correspondente Bancário). This agreement is valid for an indefinite period and may be terminated by either party with 30 days’ prior notice.

21.2 Agreements with J&F

21.2.1 - PicPay Bank entered into a Receivables Assignment Agreement with Âmbar Energia S.A. (J&F Participações subsidiary), of one installment in connection with the Reserve Energy Contract (CER) of Brazilian Electric Energy Trading Chamber (CCEE). On December 10, 2025, and December 19, 2025, PicPay Bank entered into the following non-recourse credit rights assignment agreements with J&F for the acquisition of credit rights held against certain electric power distributors arising from the sale of electric power by J&F subsidiaries:

●	on December 10, 2025, Mauá III (J&F Participações subsidiary) assigned receivables in the total amount of R$ 1,096,529, with an annual discount rate of 19.86%, for a total purchase price of R$ 580,813; and

●	on December 19, 2025, Âmbar Energia assigned receivables in the total amount of R$ 375,654, with an annual discount rate of 19.11%, for a total purchase price of R$ 325,204.

21.3 Agreements with JBS

21.3.1 - In November 2025, PicPay Bank entered into supplier finance arrangements involving the assignment of trade receivables and the anticipation of payments to suppliers, on a non-recourse basis (reverse factoring / supplier finance arrangements). The participating suppliers include: Seara Alimentos Ltda., JBS Aves Ltda., Seara Comércio de Alimentos Ltda., Excelsior Alimentos S.A., Agro Alfa Indústria e Comércio Ltda., JBS S.A., JBS Confinamento Ltda., Via Rovigo Indústria, Comércio e Distribuição de Produtos Alimentícios S.A., and JBS Terminais Ltda. The revenues are recognized in the statement of profit or loss as “Financial income” and in the balance sheet as “Consumer Loans”.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

	J&F Participações	Banco Original		Key Personnel (4) (a)		Others (a)	Total

As of December 31, 2025

Assets
Cash and cash equivalents	-	13,837		-		-	13,837
Trade receivables	206	1,269		-		75	1,550
Financial investments	-	154,852		-		-	154,852
Derivative instruments	-	27,572		-		-	27,572
Consumer loans	914,098	-		-		83,352	997,450
Other receivables	74,907	-		-		266	75,173
Total	989,211	197,530		-		83,693	1,270,434

Liabilities
Trade payables	15	324		-		-	339
Third-party funds	-	27,702		-		6,189	33,891
Labor obligations	-	-		1,125		-	1,125
Total	15	28,026		1,125		6,189	35,355

In the year ended December 31, 2025
Revenues and expenses
Commission – banking correspondent and marketplace	55	124,132	(1)	-		326	124,513
Financial income	8,144	-		-		245	8,389
Transaction expenses	-	(1,060)		-		-	(1,060)
Revenue from financial investments	-	65,907	(2)	-		-	65,907
Interest and other financial expenses	-	(53,020	)(3)	-		-	(53,020)
Selling expenses	(1,796)	-		-		-	(1,796)
Administrative expenses	(12,571)	(19,030)		(24,444	)(4)	(61)	(56,106)
Total	(6,168)	116,929		(24,444)		510	86,827

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

	J&F Participações	Banco Original		Key Personnel (4) (a)	Others (b)	Total

As of December 31, 2024

Assets
Cash and cash equivalents	-	68,881		-	-	68,881
Trade receivables	-	10,505		-	22,547	33,052
Financial investments	-	862,581		-	-	862,581
Derivative instruments	-	54,187		-	-	54,187
Other receivables	67,507	-		-	35,583	103,089
Total	67,507	996,154		-	58,130	1,121,791

Liabilities
Third-party funds	-	21		-	24,446	24,467
Total	-	21		-	24,446	24,467

In the year ended December 31, 2024
Revenues and expenses
Commission – banking correspondent and marketplace	-	156,070	(1)	-	-	156,070
Interest income from receivables	4,054	-		-	4,621	8,675
Credit card acquisition	-	140,979		-	-	140,979
Revenue from financial investments	-	94,509	(2)	-	-	94,509
Transaction expenses	-	(40,123)		-	-	(40,123)
Interest and other financial expenses	-	(29	)(3)	-	-	(29)
Administrative expenses	-	85,920		(18,163)	-	67,756
Other expense	-	-		-	(19,525)	(19,525)
Total	4,054	437,325		(18,163)	(14,904)	408,312

(a)	Includes C-suite and Board of Directors.
(b)	Includes close family members of key personnel, among others

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

(1)	For the year ended December 31, 2025, the Group recognized revenues of R$ 11,988 (R$ 14,674 for the year ended December 31, 2024) related to the Credit Card Partnership Agreement, revenues of R$ 107 for the year ended December 31, 2025 (R$ 64,911 for the year ended December 31, 2024) related to banking correspondent services, revenues of R$ 58,839 for the year ended December 31, 2025 (R$ 14,535 for the year ended December 31, 2024) related to the API licensing agreement as well as revenues of R$ 53,198 for the year ended December 31, 2025 (R$ 61,950 for the year ended December 31, 2024) related to Credit Recovery Services.
(2)	For the year ended December 31, 2025 PicPay had financial investments placed with Banco Original, which generated financial income of R$ 65,907 (R$ 94,509 for the year ended December 31, 2024). Refer to Note 6 for further details.
(3)	For the year ended December 31, 2025, the Group recorded an expense of R$ 0 (R$ 29 for the year ended December 31, 2024) related to interest with a bank account held at Banco Original, an expense of R$ 53,020 (R$ 0 for the year ended December 31, 2024) related to the Assignment of Rights Agreement.
(4)	For the year ended December 31, 2025, the amount paid as compensation to key management, including short-term benefits and long term incentive plan was R$ 24,444 (R$ 18,163 for the year ended December 31, 2024). The amounts were recognized as expenses during the reporting period.

Assets and liabilities with related parties

Cash and cash equivalents and financial investments: The amount refers to the current account balance and financial investments at Banco Original, mainly short-term investments and reverse repurchase agreements.

Trade receivables: primarily refers to amounts receivable for financial transactions processed by Banco Original in the role of acquirer referring to the PicPay.

Financial investments: The linked balances are related to the value of investments in interbank deposits with Banco Original.

Derivative instruments: Refers to the Derivatives Master Agreement for more details see the agreement description above.

Consumer loans: refers to the credit portfolio (credit card and loans to customers) of related parties. Additionally, prepayment of receivable with related parties subject to future settlement.

Other receivables: amounts receivable from J&F Participações due to a under a reimbursement agreement of to marketing expenses of the PicPay brand incurred by PicPay until September 20, 2021.

Trade payables: the amount payable to Banco Original is related to the cost of issuing, processing and settling the bank slips, the cost of producing the PicPay Card, the withdrawal cost.

Third -party funds: refers to the balance in the pre-paid accounts of related parties.

22. Financial income

Classification and subsequent measurement

	December 31, 2025	December 31, 2024

Financial investments measured at fair value through profit or loss	100,107	206,369
Financial assets measured at fair value through other comprehensive income	1,231,825	677,872
Financial assets measured at amortized cost	7,054,688	3,161,855
Total	8,386,620	4,046,096

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

23. Transaction Expenses

	December 31, 2025	December 31, 2024

Processing fees	(426,672)	(254,007)
Third-party fraud prevention services (1)	(83,062)	(90,616)
PicPay card issuance expenses	(111,914)	(66,690)
Chargeback	(33,454)	(48,589)
Operating losses (2)	(36,125)	(33,774)
Total	(691,227)	(493,676)

(1)	Verification and processing expenses incurred as a result of user transactions, such as identity verification and biometric identification services, among others.
(2)	Amounts related to expenses generated by events of fraud from financial transactions processed by acquirers and card issuers and/or operating errors.

24. Interest and Other Financial Expenses

	December 31, 2025	December 31, 2024

Bank fees	(35,791)	(27,906)
Cost of Funding (1)	(3,098,085)	(1,398,530)
Derivative financial instruments	(300,038)	-
Others	(65,482)	(12,228)
Total	(3,499,396)	(1,438,664)

(1)	The cost of funding is mainly related to the interest expenses paid to customers who deposit funds in CDBs, which are used as funding for the Company’s assets. Management monitors these expenses, and they are directly associated with the funding of investments, loans and operations.

25. Credit loss allowance expenses

	December 31, 2025	December 31, 2024

Provision for expected losses - credit risk	(2,621,823)	(887,025)
Recovery of loans written off as losses	93,280	-
Total	(2,528,543)	(887,025)

26. Technology expenses

	December 31, 2025	December 31, 2024

Software expenses	(438,121)	(376,849)
IT Services	(64,569)	(131,751)
Total	(502,690)	(508,600)

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

27. Marketing expenses

	December 31, 2025	December 31, 2024

Advertising	(195,226)	(127,612)
Cashback	(70,776)	(39,291)
Digital Marketing	(61,781)	(38,143)
Customer Acquisition expenses (1)	(163,985)	(122,635)
Commission expenses	(3,117)	(5,499)
Total	(494,885)	(333,180)

(1)	Customer acquisition expenses are marketing expenditures directly related to customer acquisition, such as performance media and member-get-member expenses, which the Group pays on a per-acquired customer basis.

28. Personnel expenses

	December 31, 2025	December 31, 2024

Salaries	(491,547)	(472,809)
Benefits (1)	(556,853)	(359,448)
Social security charges (2)	(372,910)	(256,150)
Others	(1,417)	(2,426)
Total	(1,422,727)	(1,090,833)

(1)	The balance mainly refers to compensation expenses related to LTIP provisions made in the year ended December 31, 2025 which amounted to R$ 205,640.
(2)	The balance mainly includes payroll taxes related to LTIP payments made in the year ended December 31, 2025 which amounted to R$ 73,814 (R$ 0 for the year ended December 31, 2024).

29. Administrative expenses

	December 31, 2025	December 31, 2024

Third party services and financial system services	(243,498)	(112,611)
Rent, condominium fee and property services	(30,967)	(35,261)
Taxes	(3,569)	(3,549)
Provisions for contingencies	(110,916)	(16,871)
Others	(55,736)	(66,131)
Total	(444,686)	(234,423)

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

30. Risk management

The Group has a specific structure for risk management, including policies and procedures, covering the evaluation and monitoring of operational, credit, market and liquidity risks (including cash flow and investments of funds held in payment accounts) incurred by the institution.

The Group’s approach to risk management requires that its risk taking be consistent with its risk appetite. Risk appetite is the aggregate level of risk that the Group is willing to tolerate to achieve its strategic objectives and business plan. PicPay’s risks are generally categorized and summarized as follows:

●	Credit risk: Refers to the risk of loss resulting from the failure of a borrower, counterparty, third party or issuer to honor its financial or contractual obligations. PicS N.V manages and controls credit risk by setting limits on the amount of risk it is willing to accept for each customer and counterparty as well as limits on the ratio of expected losses to revenues for each segment of the portfolio and on the composition of the portfolio between secured and unsecured credits. Exposures are monitored relative to these limits and adjusted as needed to ensure compliance with the limits.

●	Market risk: Refers to potential losses arising from changes in the value of the Group assets and liabilities as well as adverse impact on net interest income resulting from changes in market variables, such as interest rates, equity, foreign exchange rates or credit spreads.

●	Liquidity risk: Refers to the risk that the Group will not be able to efficiently meet both expected and unexpected current and future cash flow and collateral needs without adversely affecting either daily operations or financial conditions.

●	Operational risk: Refers to the risk of loss resulting from systems failure, human error, fraud or external events. When controls fail to operate effectively, operational risks can cause damage to reputation, have legal or regulatory implications as well as lead to financial loss.

30.1 Credit risk

The Group’s credit risk arises from its cash, cash equivalents, financial investments, OTC derivatives, acquirer and card issuer receivables, other receivables and loans to its users.

Concentrations of credit risk for similar financial instruments are already being shown in accordance with NE 8.2.1 Credit loss allowance breakdown.

● Cash and cash equivalents

The Risk and Treasury departments manage credit risk associated with bank account balances and investments in financial institutions, prioritizing those with a “AAA” rating from agencies like Moody’s, S&P or Fitch. Because the Group’s accounts receivable mostly consist of high liquidity investments and operational accounts approved by major financial institutions with low-risk ratings, the expected credit loss is not material. Furthermore, these financial institutions are legally responsible for the accounts receivable.

● Financial investments

The Group’s available resources are mostly invested in bonds issued by the Brazilian government and reverse repos collateralized by bonds issued by the Brazilian government. There is no significant expected credit loss recognized for these assets.

● Acquirer and card issuer receivables

The Group recognizes amounts receivable from acquirers related to its activity as a sub-acquirer and from card issuers related to its activities as an acquirer and also when its users use its app to settle bank slips or make other payments using an on-boarded credit card. These receivables are due in up to twelve monthly installments. As a result, the Group is exposed to the risk of default by the acquirers and card issuers.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

In its role as a sub-acquirer, the Group uses acquirers of national reach while seeking to avoid concentration in any single acquirer and increase financial efficiency. When acting as sub-acquirer, PicPay processes all credit card transactions with the acquirers Cielo and Getnet and card issuers.

The Group uses only acquirers authorized to operate by BACEN, which are supervised and monitored by BACEN, including with respect to the minimum capitalization required, and which have a national “AAA” rating by the rating agencies (S&P or Fitch). The acquirers may default on their financial obligations due to lack of liquidity, operational failure or other reasons, situations in which the Group can be held responsible for making the payment due to commercial establishments without having received the corresponding funds from the acquirer.

Until now, the Group has not suffered losses on receivables from acquirers and management does not expect any significant losses from non-performance by these counterparties in addition to the amounts already recognized as chargebacks.

Credit card issuers are supervised by BACEN. The payment arrangements (Visa, Mastercard, Elo and others) have their own risk models and collateral requirements to evaluate and mitigate the default risk of the issuers, which mitigate the risk of the acquirers and the systemic risk of Brazilian payment arrangements. Additionally, the acquires and issuers have others risk mitigators such as:

●	Amounts due within 27 days of the original transaction, including those that fall due with the first installment of installment receivables, are guaranteed by the payment arrangement if the legal obligors do not make payment.

●	Processes for mitigating operational failures, such as fraud prevention, limitations on advances on future payments, among others.

As of December 31, 2025, the Group had an amount receivable totaling R$ 463,663 (R$ 181,572 on December 31, 2024) from the acquirers and R$ 3,273,306 (R$ 3,653,774 on December 31, 2024) from card issuers. Based on the probabilities of default attributed by the rating agencies and the risk mitigation processes presented above, the Group made a provision for expected credit losses in the amount of R$ 397 (R$ 400 on December 31, 2024).

●	Consumer Loans

Consumer loans include: (i) public and private payroll loans, personal loans and FGTS advances; and (ii) credit cards that are transactions in one-payment, installment with interest and installments without interest. Consumers must meet certain credit risk criteria to be eligible for a credit offering.

“Payroll loans” are loans for which the payments of principal and interest are deducted either directly from the consumer’s salary from the payroll of a government-related entity or private company or from their government-sponsored pension or other benefit payments. The ability to collect the payments directly from the payroll significantly enhances the credit quality of these secured loans.

“FGTS advances” are loans in which consumers can draw down in advance up to seven annual installments of their FGTS.  The group receives the payment of these installments directly from the FGTS. FGTS advances are collateralized by the deposits held in the FGTS fund.

As of December 31, 2025, the Group had a provision for expected credit losses in the amount of R$ 3,155,386 (R$ 864,220 on December 31, 2024).

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

● Other receivables

Other receivables relate mainly to transactions involving related parties that are based on conditions negotiated between Group and related companies. In December 31, 2025 and 2024, the Group did not record any impairment loss on accounts receivable related to the amounts due from related parties as it understands that there is no significant credit risk on outstanding balances.

Due to the nature of PicPay’s financial services, and the actual counterparty related to its receivables and investments, no significant credit risk increase was observed. Additionally, the Group does not have any credit-impaired financial assets.

The Group’s maximum credit exposure from financial assets, pre-approved credit card limits and derivative financial instruments is presented in the table below:

	December 31, 2025	December 31, 2024

Cash and cash equivalents	3,863,395	7,471,673

Financial assets measured at fair value through other comprehensive income	3,000,551	3,099,077
Financial Investments	3,000,551	3,099,077

Financial assets measured at fair value through profit or loss	71,451	100,051
Financial Investments	42,435	45,864
Derivative financial instruments	29,106	54,187

Financial assets measured at amortized cost	29,861,938	14,669,571
Financial Investments	2,891,089	-
Trade receivables	4,146,321	3,877,167
Consumer loans	20,913,519	10,571,338
Other receivables	1,911,010	221,066

Pre-approved credit card limits (off-balance)	7,454,802	4,455,217
Total	44,252,227	29,795,589

30.2 Market risk

The Group may face financial losses due to market fluctuations that affect the value of its financial position. These changes can arise from a variety of factors, the most relevant of which in PicPay’s case is fluctuations in interest rates.

As of December 31, 2025 and 2024, the Group had derivative financial instruments for accounting and economic hedge purposes. It is the Group’s policy that no trading in derivatives for speculative purposes may be undertaken.

The risks are identified, quantified, managed and reported as per the Group’s risk management policy. Moreover, these limits are continuously monitored by the Risk function, independently from the treasury.

To monitor and control such market risks, the Group employs various methods, including stress scenarios, sensitivity - delta variation (DV), exposure mismatches (GAP), and measurement and monitoring of interest rate risk in the banking book (IRRBB).

a) Interest rate risk

Interest rate risk is the risk that potential changes in interest rates affect the value of a Group’s assets, liabilities, or future cash flows in a way that is detrimental to the Group’s financial position

DV01 or interest rate sensitivity refers to the effect on market valuations of cash flows when there is an increase of one basis point in current benchmark interest rates or in the index. Mathematically, the DV01 measures the change in the value of a portfolio of financial instruments for every 1 basis point (1 basis point is equal to 0.01%) change in interest rates.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

The analysis below demonstrates the sensitivity of the fair value of the group’s financial instruments to an increase of 1 basis point (DV01) in the Brazilian interest rates.

	DV01 – December 31, 2025
	Asset	Liability	Derivative	Net
Fixed interest rate financial instruments	(2,982)	2,053	942	12

	DV01 - December 31, 2024
	Asset	Liability	Derivative	Net
Fixed interest rate financial instruments	(1,181)	687	377	(117)

To complement the table above, the Group measured the sensitivity to changes in the relevant risk variable that were reasonably possible at that date. The reasonably possible risk variation considered was an increase in 10% and a decrease in 10% in interest rates. For fixed rate instruments the table below presents the sensitivity of the fair value to this plus or minus 10% change. For floating rate instruments, the table below presents the sensitivity of 12 months of interest income / expense (assumes no other changes to balance or rates during this period).

		Total portfolio	Basic interest rate change
	Rate risk	amount	10%	-10%
As of December 31, 2025
Type
Financial assets
Government bonds – LFT	SELIC	3,034,719	45,217	(45,217)
Government Bonds – LTN and NTN-F	Fixed Rate	2,791,164	41,588	(41,588)
Government Bonds - NTN-B (3)	IPCA	1,035	15	(15)
Derivative financial instruments	Fixed Rate	29,016	388	(388)
Investment Fund Quotas	CDI	99,926	1,489	(1,489)
Consumer loans (1)	Fixed Rate	20,913,518	358,617	(358,617)
Futures Contract - CDI Rate (2)	Fixed Rate	13,054,396	194,511	(194,511)
Financial liabilities
Futures Contract - CDI Rate (2)	Fixed Rate	(3,252,200)	(48,458)	48,458
CDB’s	CDI	(27,839,064)	(414,802)	414,802
Other obligations under financial instruments	Fixed Rate	(752,571)	(11,213)	11,213

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

		Total portfolio	Basic interest rate change
	Rate risk	amount	10%	-10%
As of December 31, 2024
Type
Financial assets
Government bonds – LFT	SELIC	2,338,261	28,644	(28,644)
Government Bonds – LTN	Fixed Rate	800,368	9,805	(9,805)
Derivative financial instruments	CDI	54,187	664	(664)
Reverse repurchases agreements - National Treasury Note (NTN-B)	IPCA	4,809,999	58,923	(58,923)
Consumer loans (1)	Fixed Rate	10,571,338	129,499	(129,499)
Financial liabilities
Payment accounts	CDI	(889,296)	(10,894)	10,894
CDB’s	CDI	(19,094,153)	(233,903)	233,903
Other obligations under financial instruments	CDI	(2,955,650)	(36,207)	36,207

(1)	Refers to gross amount consumer loans
(2)	Futures contract - CDI Rate to hedge interest rate risk of the assets and liabilities of the FIDC. The “Total portfolio amount” represents the notional amount.
(3)	The IPCA (Índice de Preços ao Consumidor Amplo) is Brazil’s official consumer price inflation index which measures the change in the cost of a basket of consumer goods and services and is calculated by the Brazilian Institute of Geography and Statistics (IBGE).

b) Exchange rate risk

Foreign exchange risk is the potential financial loss that can occur due to fluctuations in the exchange rates between different currencies.

The Group’s exposure to foreign exchange risk arises mainly from the accounts payable corresponding to US Dollar denominated expenses as well as from balances held in dollars in the Group’s USD denominated current accounts.

As of December 31, 2025 the Group had no amounts exposed to foreign currency.

	Rate risk	Total exposure on December 31, 2024	+10%	-10%
Type
Trade payables	Dollar	3	-	-

c) Hedge Accounting

The Group maintains portfolios of consumer loans and FGTS advances which are exposed to interest rate risk. In order to hedge that risk The Group entered into future DI contracts and Pre x DI swaps.

Starting in February 2024, PicPay assigned the hedging strategy to an eligible hedge accounting structure aiming to eliminate differences between the accounting measurement of its derivatives and hedged items, which are adjusted to reflect changes in CDI. In accordance with its hedging strategy, the Group adopts the “portfolio layer” method.

This method allows the Group to use part of the portfolio of financial assets as a fair value hedge during the hedging period in the event of events such as prepayment, default or sale of operations. The interest rate risk arising from the portfolio layers is mitigated by purchasing DIV01 futures contracts as a hedging instrument. The number of contracts per net maturity needed to cover exposure is assessed based on DV01.

The Group holds fixed rate Government Bonds (LTNs) and fixed-rate financial liabilities which are exposed to interest rate risk. In order to hedge that risk, the Group entered into DI futures contracts. Starting in December 2024, PicPay assigned the hedging strategy to an eligible hedge accounting structure so as to eliminate differences between the accounting measurement of its derivatives and hedged items. In accordance with the hedging strategy, the Group designates the hedge items on an individual basis.

Starting in November 2025, PicPay also designated hedging strategies for NTNF federal government bonds and for the issuance of subordinated financial letters. Both are exposed to the fixed rate and suffer the risk of variation in the risk-free rate (Pre x DI curve). In order to mitigate this risk, the Group uses DI1 futures contracts as hedging instruments.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

In December 2025, the Group acquired energy receivables that were contracted at a fixed rate, generating exposure to the risk of variation in the risk-free rate (Pre x DI curve). In order to mitigate this risk, the Group uses DI1 futures contracts as a hedging instrument. Considering the nature of the receivables acquisition product, events such as prepayment, default or sale of transactions for this portion of the portfolio are not expected, and the existence of receivables in amounts equal to or greater than the designated amounts is continuously proven

The Group calculates the DV01 (delta value of a basis point) of the hedged items and futures contracts to identify the optimal hedging ratio. The hedge relationship is monitored periodically and the hedge is rebalanced as needed to ensure hedge effectiveness within the 80-125% required range.

The effectiveness test of the hedge is performed prospectively and retrospectively. In the prospective test, the Group compares the impact of a 1 basis point parallel shift on the interest rate curve (DV01) on the hedged item and on the hedge instrument market value. For the retrospective test, the market-to-market value change since the inception of the hedged item is compared with that of the hedge instrument. In both cases, the hedge is considered effective if the change in value of the hedge instruments is between 80-125% of the change in value of the hedged items.

For designated and qualifying fair value hedges, the cumulative change in the fair value of the hedging derivative and of the hedged item is recognized in the consolidated financial statements of profit or loss in “interest income and gains (losses) on financial instruments – Financial assets at fair value through other comprehensive income”.

	December 31, 2025
	Total amount of	Fair value adjustment to the hedge object		Fair value adjustment to the Hedging	Hedge
	hedged item	Asset	Liability	instrument	effectiveness

Interest rate risk
Interest Rate Contracts - Future and Swap - Payroll loans (1)	1,705,083	1,539	-	(1,539)	100%
Interest Rate Contracts - Future and Swap – FGTS Loan (2)	5,452,205	-	(33,499)	33,499	100%
Interest Rate Contracts - Future - Liabilities Pre	(1,628,546)	-	(53,272)	53,335	100%
Interest Rate Contracts - Future - LTN Bonds	934,083	15,709	-	(15,709)	100%
Interest Rate Contracts - Future - Titles NTNF	1,132,440	-	(8,383)	8,534	102%
Interest Rate Contracts - Future - LF Sub(3)	(279,418)	3,014	-	(3,823)	100%
Interest Rate Contracts - Future - Advances on energy receivables	1,056,634	-	(1,220)	1,206	99%
Total	8,372,481	20,262	(96,374)	75,503	99%

	December 31, 2024
	Total amount of	Fair value adjustment to the hedge object		Fair value adjustment to the Hedging	Hedge
	hedged item	Asset	Liability	instrument	effectiveness

Interest rate risk
Interest rate contracts - Future and Swap – Payroll loan (1)	988,606	-	(11,846)	11,846	100%
Interest rate contracts - Future and Swap – FGTS loan (2)	1,766,424	-	(143,192)	143,192	100%
Interest rate contracts - Future - Liabilities Pre	(587,705)	-	17,780	(17,775)	100%
Interest rate contracts - Future - LTN Bonds	783,130	-	(17,237)	17,237	100%
Total	2,950,455	-	(154,495)	154,500	100%

(1)	Payroll loan – From the value of the hedging instrument of R$ 1,539 as of December 31, 2025 (R$ 716 as December 31, 2024), it is composed by: Swap R$ (4) for the year ended December 31, 2025 (R$ 262 for the year ended December 31, 2024) and R$ 1,543 for the year ended December 31, 2025 by futures contracts (R$ 454 for the year ended December 31, 2025) to futures contracts.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

(2)	FGTS loan - From the value of the hedging instrument of R$ 33,499 as of December 31, 2025 (R$ 43,979 as of December 31, 2024), it is composed of Swap R$ 9,181 for the year ended December 31, 2025 (R$ 15,550 for the year ended December 31, 2024) and R$ 24,318 by futures contracts for the year ended December 31, 2025 (R$ 28,459 for the year ended December 31, 2024).
(3)	LF Sub - For the LF Sub´s hedge effectiveness, a regression model is used, verifying if there is an economic relationship between the movements of the hedging object and instrument.

30.3 Liquidity risk

Liquidity risk is the possibility that the Group will not have sufficient liquid resources to honor its financial commitments.

PicPay’s liquidity management processes include:

●	Cash liquidity monitoring: daily update of the cash flow, detailing the inflows and outflows, including the cash projection and stress scenario.

●	Minimum cash limits: which trigger preemptive actions to be taken to ensure sufficient resources are available to meet financial commitments.

The Group’s projected cash flow is generated and monitored daily by the Treasury to ensure that the Group has the necessary resources to meet financial commitments and operational needs. For the projection of cash, growth assumptions and stress factors are used, which include increased losses and expenses.

The information on financial liabilities is essential information for the projection and management of cash flow, ensuring that the Group has the necessary resources to settle its obligations.

As a cash management procedure, the treasury invests surplus funds in highly quality liquid and unencumbered assets.

The objective of the Group’s liquidity risk management activities is to ensure its ability to meet both expected and unexpected obligations without disrupting daily operations or incurring significant losses.

In order to ensure a sound basis of funding for growth, management has adopted a diversified approach to financing, complementing its main base of deposits, which is predominately made up of retail liabilities. A liquidity risk management policy has been implemented, involving the use of various tools and activities, such as daily cash flow forecasts, liquidity profile monitoring, and maintenance of adequate cash reserves. Any new initiative or product is preliminarily assessed by the market and risk liquidity department.

The treasury department, acting as a first line of defense, is in charge of the implementation of the liquidity management strategy. This approach is coordinated with other sectors, such as risk management, to ensure a sound second line of defense.

The table below shows the expected maturity of the Group’s liabilities. For the deposits that are redeemable immediately, the expected maturity was estimated based on historical data, which was used to estimate, for each vintage of deposits, the probability of the balance remaining for 1 more months given how long it has been in the portfolio.

Considering the earliest date in which customers may exercise their redemption rights, the cash outflows are presented as follows up to 365 days: R$ 27,309,698 (R$ 18,711,067 as of December 31, 2024) and over 365 days: R$ 529,266 (R$ 383,086 as of December 31, 2024).

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Liabilities

	Up to 30 days	From 31 to 60 days	From 61 to 90 days	From 91 to 180 days	From 181 to 365 days	Over 365 days	Total
As of December 31, 2025
Third-party funds - payment accounts	856,573	-	-	-	-	-	856,573
Third-party funds – CDB’s	10,206,007	2,270,216	1,118,998	2,573,571	3,603,763	8,066,409	27,838,964
Third party funds - financial instruments	-	-	-	-	-	752,571	752,571
Third-party funds – Others	526,722	-	-	-	-	-	526,722
Obligations to FIDC FGTS quota holders	-	-	-	-	-	815,557	815,557
Trade payables	2,333,625	955,257	651,297	1,057,411	485,049	14,474	5,497,113
Derivative financial instrument	15,751	-	-	-	-	-	15,751
Total	13,938,678	3,225,473	1,770,295	3,630,982	4,088,812	9,649,011	36,303,251

As of December 31, 2024
Third-party funds - payment accounts	889,296	-	-	-	-	-	889,296
Third-party funds – CDB’s	8,833,086	2,231,071	1,297,330	1,581,909	2,544,897	2,605,860	19,094,153
Third-party funds – Others	220,539	-	-	-	-	-	220,539
Obligations to FIDC FGTS quota holders	-	-	-	-	-	704,755	704,755
Trade payables	1,995,733	173,766	188,148	403,034	558,296	46,288	3,365,265
Total	11,938,654	2,404,837	1,485,478	1,984,943	3,103,193	3,356,903	24,274,008

30.4 Fraud risk

The Group is exposed to several operational risks, one of which is the risk of fraud, which is an undue, illegal or criminal activity that causes a financial loss for one of the parties involved in a financial transaction within the PicPay arrangement. Credit card fraud includes unauthorized use of lost, stolen, fraudulent, counterfeit, or altered cards, as well as misuse of the PicPay user payment account. Within this scenario, the Group is exposed to losses due to transaction chargeback (cancellations).

The chargeback process starts when a user makes a transaction via credit card in the PicPay application and, for reasons unrelated to PicPay, decides to contest the transaction with the card issuer who forwards it to the acquirer who performs the transaction cancellation, reducing the amount of payables it has outstanding with PicPay.

The Group has areas dedicated to preventing fraud strategies and processes which include real-time monitoring of transactions using payment account balances or credit cards for bank slips, withdrawals or transfers between users, analyzing and then approving or declining transactions.

30.5 Capital management

The Group’s capital management objectives are to ensure ongoing compliance with minimum capital requirements set by regulatory authorities, maintain a capital structure appropriate to the risks assumed and support the Group’s operational continuity and stakeholder confidence.

The Group’s subject to the prudential framework defined by the Central Bank of Brazil (BACEN), in accordance with BACEN Resolution No. 200/22 and BACEN Resolution No. 436/24, which establish capital requirements based on factors such as size, operational complexity, and risk profile. The lead entity of the prudential conglomerate is PicPay Payments Institution.

For the year ended December 31, 2024, the PicPay Conglomerate became subject to the most conservative capital levels, equivalent to those of large banks in BACENs classification. The change resulted in the PicPay Conglomerate falling short of the necessary capital requirements. In response, the conglomerate presented a plan to BACEN to meet the requirements. The plan was formulated with input from financial experts and received formal approval from the Board of Directors as follows:

●	Executed a capital increase of R$ 230,000, with R$ 100,000 on June 28, 2024, and an additional R$ 130,000 on September 19, 2024. More details are disclosed in Note 20 – Equity.

●	Established contingency arrangements whereby the Group’s controllers are prepared to provide additional capital contributions, should the need arise, to ensure ongoing compliance with BACEN’s regulatory capital requirements.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

The Group’s available regulatory capital is composed of the following tiers, which are the numerators of its capital indices:

●	Common Equity Tier I Capital: Includes share capital, capital reserves and retained earnings minus regulatory deductions from capital such as intangible assets and deferred tax assets;

●	Tier I Capital(1): Includes Common Equity Tier I Capital plus Additional Tier I Capital such as perpetual subordinated debt

●	Total Capital: Includes Tier I Capital plus Tier II capital such as fixed-maturity subordinated debt.

The group’s Risk-Weighted Assets (RWA), which are the denominator of its capital indices, reflect a bank’s exposure to credit, market, payment services and operational risks. RWA’s are calculated, for credit risk for example, by applying different risk weights to different assets depending on their level of risk, resulting in the Risk-Weighted Assets.

The following table presents the Group’s capital ratios as of December 31, 2025 and December 31, 2024, calculated according to BACEN’s regulation on capital requirements and accounting, which differs from IFRS in some respects, notably in the scope of consolidation and in the calculation of expected losses.

	December 31, 2025	December 31, 2024
Common Equity Tier I	1,893,357	1,098,552
Tier I	1,893,357	1,098,552
Tier II	508,457	-
Total Capital (Tier I + Tier II)	2,401,814	1,098,552
Risk-Weighted Assets (RWA)	20,460,446	11,342,536
Credit Risk (RWA CPAD)	16,534,435	7,183,591
Market Risk (RWA MPAD)	75,125	28,941
Operational Risk (RWA OPAD)	1,972,208	2,242,859
Payment Service Risk (RWA SP)	1,878,678	1,887,144
Common Equity Tier I Ratio	9.25%	9.69%
Tier I Ratio	9.25%	9.69%
CAR (Total Capital Ratio)	11.74%	9.69%

On December 31, 2025, the total capital ratio was 11.74% (compared to 9.69% on December 31, 2024), which is 1.24 pp above the regulatory requirement of 10.5% (including the conservation buffer of 2.5%), (0.81 pp below the minimum regulatory requirement including the conservation buffer on December 31, 2024).

The tier I ratio(1) was 9.25% (compared to 9.69% on December 31, 2024), which is 0.75 pp above the regulatory requirement of 8.5% (including the conservation buffer of 2.5%), (1.19% above the minimum regulatory requirement including the conservation buffer on December 31, 2024 .

The common equity tier I ratio was 9.25% (compared to 9.69% on December 31, 2024), which is 2.25 pp above the regulatory requirement of 7% (including the conservation buffer of 2.5%), (2.69% above the minimum regulatory requirement including the conservation buffer on December 31, 2024).

The Company monitors and forecasts its capital needs to maintain compliance with regulatory requirements and internal target capital ratios, maintaining constant communication with the relevant stakeholders to ensure timely fulfillment of capital needs. As part of this process, subordinated debts (Tier II) amounting to R$ 501,600 were issued in November 2025.

(1)	The Group has not yet issued Additional Tier I capital instruments, so its Common Equity Tier I capital and Tier I capital are identical.

30.6 Fair Value Measurement

Determination of fair value and fair value hierarchy

For assets and liabilities measured at fair value, PicPay measures fair value using the procedures set out below. The objective of the valuation techniques is to arrive at a fair value measurement that reflects the price that would be received to sell the asset or paid to transfer the liability in an orderly transaction between market participants at the measurement date.

Level 1: When available, the Bank uses quoted market prices from active markets to determine fair value and classifies such items as Level 1.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Level 2: quoted prices in an active market for similar assets or liabilities or based on another valuation method in which all significant inputs are based on observable market data.

Level 3: when quoted market prices are not available, fair value is based on internally developed valuation techniques that use, whenever possible, current market-based parameters such as interest rates, exchange rates and option volatilities. Financial instruments valued using such internally generated valuation techniques are classified according to the lowest-level input factor that is significant to the valuation. Therefore, an item may be classified as Level 3, even though there may be some significant inputs into its valuation that are easily observable.

The pricing models used to measure fair value are governed by an independent control structure. Fair value estimates from internal valuation techniques are checked, whenever possible, against prices obtained from independent suppliers or brokers. Vendor and broker valuations can be based on a variety of data ranging from observed prices to proprietary valuation models, and the Bank assesses the quality and relevance of this information to determine the fair value estimate.

Financial instruments recorded at fair value

The following is a description of the method for determining the fair value of financial instruments. The valuation techniques incorporate estimates of the assumptions that a market participant would use to value the instruments.

	December 31, 2025
	Level 1	Level 2	Level 3	Total
Financial assets

Financial assets measured at fair value through other comprehensive
Government Bonds – LFT	2,999,517	-	-	2,999,517
Government Bonds – NTN	1,035	-	-	1,035
Total	3,000,552	-	-	3,000,552
Financial assets measured at amortized cost
Government Bonds – LTN	965,840	-	-	965,840
Investment Fund Quotas	99,926			99,926
Government Bonds – NTN	1,825,323	-	-	1,825,323
Total	2,891,089	-	-	2,891,089
Derivative financial instruments - Interest rate derivatives measured at fair value through profit or loss
Swaps contracts (1)	-	27,572	-	27,572
DI1 - future contract	1,299	-	-	1,299
DI1 e DDI - future contract	145	-	-	145
Total	1,444	27,572	-	29,016

Other financial assets measured at fair value through profit or loss
Government Bonds – LFT	35,203	-	-	35,203
Other Investments	7,232	-	-	7,232
Total	42,435	-	-	42,435
Total Financial assets	5,935,520	27,572	-	5,963,092

Financial liabilities
Derivative measured at fair value through profit or loss
DI1 - future contract	1,674	-	-	1,674
Swaps contracts (1)	-	14,077	-	14,077
Total Financial Liabilities	1,674	14,077	-	15,751

(1)	Interest rate swap contracts are commitments to settle in cash on a future date or dates, the difference between two specified financial indices (two different interest rates in a single currency or two different rates each in a different currency) applied to a principal reference value.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Financial assets

	December 31, 2024
	Level 1	Level 2	Level 3	Total
Financial assets measured at fair value through other comprehensive
Government Bonds – LFT	2,298,709	-	-	2,298,709
Government Bonds – LTN	800,368	-	-	800,368
Total	3,099,077	-	-	3,099,077

Derivative financial instruments - Interest rate derivatives measured at fair value through profit or loss income
Swaps contracts (1)	-	54,187	-	54,187
Total	-	54,187	-	54,187

Other financial assets measured at fair value through profit or loss
Government Bonds – LFT	39,552	-	-	39,552
Reverse repurchases agreements	4,809,999	-	-	4,809,999
Other Investments	6,312	-	-	6,312
Total	4,855,863	-	-	4,855,863

Total Financial assets	7,954,940	54,187	-	8,009,127

(1)	Interest rate swap contracts are commitments to settle in cash, on a future date or dates, the differential between two specified financial indices (two different interest rates in a single currency or two different rates each in a different currency) applied to a principal reference value.

As of December 31, 2025 and 2024, there were no transfers between the fair value measurements of Level I and Level II or between Level II and Level III.

Derivative financial instruments

The fair value of the swaps is calculated considering the projected cash flows of each of their ends, discounted to present value according to their respective yield curves, which are representative of market conditions. The yield curve calculations use models audited and approved internally by PicPay’s risk management department.

Interest rate futures contracts are commitments to buy or sell a financial instrument on a future date, at a contracted price or yield, which can be financially settled. The nominal value represents the face value of the related instrument. This instrument is settled daily in line with changes in market prices.

The main interest rates used in the composition of the yield curves are taken from futures and swaps traded on B3. Adjustments are made to these curves whenever certain points are considered to lack sufficient liquidity to be representative, or, for atypical reasons, do not reasonably represent market conditions.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Credit Risk Adjustment (CVA)

The current standard requires the allocation of Credit Value Adjustment (CVA) and Debit Value Adjustment (DVA) for derivative financial instruments. These adjustments are intended to reflect the counterparty’s credit risk and the entity’s own credit risk in the valuations of these instruments.

However, PicPay does not carry out the allocation as there is no derivative exposure with clients. All current derivatives are contracted exclusively with companies in the same economic group. This factor considerably reduces credit risk, since the relationship between the parties involved is one of common control, mitigating potential losses associated with non-compliance with obligations.

Therefore, considering the absence of exposure to external customers and the low materiality of credit risk in intra-group transactions, we believe that there is no need to allocate CVA and DVA to these derivative financial instruments. This approach is based on the Company’s operational reality and the effective assessment of the risk involved.

Financial assets

	December 31, 2025
	Carrying amount	Fair Value
Fair Value of financial instruments measured at fair value through profit or loss	29,016	29,016
Derivative financial instruments	29,016	29,016

Fair Value of financial instruments measured at amortized cost	33,758,513	33,725,334
Cash and cash equivalents	3,863,395	3,863,395
Financial Investments	2,891,089	2,891,089
Amounts receivable from card issuers	3,273,306	3,273,306
Consumer loans	20,946,698	20,913,519
Other receivables (1)	2,784,025	2,784,025
Total	33,787,529	33,754,350

(1)	Balance composed of: Receivables from purchasers, Receivables from customers, Receivables - related parties, Compulsory deposits in Central Bank and Sundry receivables.

Financial liabilities

	December 31, 2025
	Carrying amount	Fair Value

Fair Value of financial instruments measured at fair value through profit or loss	15,751	15,751
Derivative financial instruments	15,751	15,751

Fair Value of financial instruments measured at amortized cost	36,287,500	36,287,500
Third-party funds - payment account	856,573	856,573
Third-party funds - CDBs	27,838,964	27,838,964
Third-party funds - financial instruments	752,571	752,571
Third-party funds - Others	526,722	526,722
Trade payables	5,497,113	5,497,113
Obligations to FIDC FGTS quota holders	815,557	815,557
Total	36,303,251	36,303,251

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

Financial assets

	December 31, 2024
	Carrying amount	Fair Value
Fair Value of financial instruments measured at amortized cost	54,187	54,187
Derivative financial instruments	54,187	54,187

Fair Value of financial instruments measured at amortized cost	21,302,548	21,148,054
Cash and cash equivalents	7,471,673	7,471,673
Amounts receivable from card issuers	3,653,774	3,653,774
Consumer loans	9,732,642	9,578,148
Other receivables (1)	444,459	444,459
Total	21,356,735	21,202,241

(1)	Balance composed of: Receivables from purchasers, Receivables from customers, Receivables - related parties, Compulsory deposits in Central Bank and Sundry receivables.

Financial liabilities

	December 31, 2024
	Carrying amount	Fair Value
Fair Value of financial instruments measured at amortized cost
Third-party funds - payment account	889,296	889,296
Third-party funds - CDB’s	19,094,153	19,094,153
Trade payables	3,365,265	3,365,265
Obligations to FIDC FGTS quota holders	704,755	704,755
Total	24,053,469	24,053,469

30.6.1 Offsetting of financial instruments

The balances of financial assets and liabilities can be offset ( i.e. recognized by the net amount) if there is a legally enforceable agreement in which the parties agree to offset the recognized amounts and intend to settle on a net basis, or to realize the asset and settle the liability simultaneously. As of December 31, 2025 and 2024, the Group does not have financial instruments that meet the conditions for offsetting.

31. Reconciliation of changes in equity and liabilities with cash flows from financing activities

	Liability	Equity
	Lease	Share premium reserve
Balances as of December 31, 2024	53,136	1,406,563

Variations with effect on cash	(7,965)	1,183,371
Payment of leases	(7,965)	-
Share capital increase	-	1,183,371
Balances as of December 31, 2025	45,171	2,589,934

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

			Equity
	Liability Lease	Share Capital and additional paid in share capital	Capital Reserve

Balances as of December 31, 2023	58,652	1,751,253	-

Variations with effect on cash	(8,402)	-	105,556
Payment of leases	(8,402)	-	-
Share capital increase	-	-	105,556

Variations without effect on cash	2,886	(1,751,253)	1,301,007
Net of lease payment, interest and remeasurements	2,886	(1,751,253)	1,301,007

Balances as of December 31, 2024	53,136	-	1,406,563

32. Segment information

Operating segments are determined based on information reviewed by the board of directors, the Chief Operating Decision Maker (CODM), which is responsible for allocating resources and assessing business performance.

The CODM monitors the operating results of each segment separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on Adjusted Gross Profit, which is defined as ‘Total revenue and financial income’ less ‘transaction expenses’, ‘interest and other financial expenses’ and ‘credit loss allowance expenses’, all of which are consistent with the same lines in the consolidated statements of profit or loss except for amounts that are not allocated to segments and inter-segment amounts.

The Group’s organizational structure has four reportable segments, which reflect its major business lines, as follows:

a)	Consumer Banking: generates revenue from various transaction activities occurring in the digital wallet, such as Pix, peer-to-peer (P2P) transfers, and bill payments, including when customers use credit cards as a funding source for payments or money transfers, either in one or multiple installments. It also encompasses interest income from financial investments backed by customers’ account balances. In addition, the segment includes interest revenues from credit activities managed by PicPay Bank, fee revenues from distributing third-party credit products in the financial marketplace, interchange fees from prepaid and credit card transactions, and commissions from distributing insurance and investment products from third-party partners on the platform.

b)	Small and Medium-Sized Businesses: generates revenues from MDR (merchant-discount rates) charged to merchants accepting PicPay as a payment network. Additionally, it encompasses interchange fees from corporate benefit card transactions, financial income from account balances, and settlement scheduled floating relating to corporate benefits solutions.

c)	Audiences and Ecosystem Integration: This segment provides services to all of the Group’s customers, which include consumers and businesses, with the goal of increasing engagement and monetization of both sides of the ecosystem. This segment generates monetization of the audiences by leveraging PicPay’s customer base of consumers and merchants by offering products and solutions such as PicPay Ads, allowing brands and companies to benefit from PicPay’s audience in app and promote its products and services, as well as many others non-financial products. Ecosystem engagement is achieved, for example, through PicPay Shop, which is a platform that allows online merchants to sell their products and services to consumers.

d)	Institutional: This segment encompasses revenues, costs and expenses from financial investments and funding activities executed at the Corporate level. The Institutional unit has the role of managing funding and liquidity at the Group level as well as the allocation of liquidity and capital to each segment.

The Group does not disclose total assets and liabilities by segment since this information is not presented to its CODM.

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

As of December 31, 2025

a) Segment information

	Consumer Banking	Small and Medium-Sized Businesses	Audiences and Ecosystem Integration	Institutional	Total reportable segments

Net revenue from transaction activities and other services	1,439,582	338,232	113,390	-	1,891,204
Financial income	8,913,787	77,617	4,846	1,172,749	10,168,999
Total revenue and financial income	10,353,369	415,849	118,236	1,172,749	12,060,203

Transaction expenses	(605,530)	(82,967)	(1,536)	(1,194)	(691,227)
Interest and Other financial expenses	(3,947,955)	(173,642)	(111)	(1,160,067)	(5,281,775)
Credit loss allowance expenses	(2,528,281)	(262)	-	-	(2,528,543)
Adjusted gross profit	3,271,603	158,978	116,589	11,488	3,558,658

b) Revenue and financial income reconciliation

December 31, 2025

Net revenue from transaction activities and other services	1,891,204
Financial income	10,168,999
Total reportable segments	12,060,203
Inter-segment revenues, adjustments or reclassifications (1)	(1,782,379)
Total revenue and financial income	10,277,824

(1)	Represents eliminations of inter-segment revenue from funding transactions between the Consumer banking, Small and Medium-Sized Businesses, Audiences and Ecosystem Integration and Institutional segments for R$ (1,782,379).

c) Reconciliation from segment adjusted gross profit to profit before income taxes

December 31, 2025

Adjusted gross profit - Total reportable segments	3,558,658
Expenses and income that are not part of adjusted gross profit:
Technology expenses	(502,690)
Marketing expenses	(494,885)
Personnel expenses	(1,422,727)
Administrative expenses	(444,686)
Depreciation and amortization	(442,761)
Other expenses	(58,946)
Other income	125,376
Profit before income taxes	317,339

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

As of December 31, 2024

a) Segment information

	Consumer Banking	Small and Medium-Sized Businesses	Audiences and Ecosystem Integration	Institutional	Total reportable segments

Net revenue from transaction activities and other services	1,275,845	164,433	83,770	-	1,524,048
Financial income	4,386,071	26,061	1,742	114,902	4,528,776
Total revenue and financial income	5,661,916	190,494	85,512	114,902	6,052,824

Transaction expenses	(404,594)	(87,487)	(1,595)	-	(493,676)
Interest and Other financial expenses	(1,810,052)	(7,200)	-	(104,092)	(1,921,344)
Credit loss allowance expenses	(887,022)	(3)	-	-	(887,025)
Adjusted gross profit	2,560,248	95,804	83,917	10,810	2,750,779

b) Revenue and financial income reconciliation

December 31, 2024

Net revenue from transaction activities and other services	1,524,048
Financial income	4,528,776
Total reportable segments	6,052,824
Inter-segment revenues, adjustments or reclassifications (1)	(482,680)
Total revenue and financial income	5,570,144

(1)	Represents eliminations of inter-segment revenue from transactions between the Consumer Banking and Institutional segments for R$ (482,680).

c) Reconciliation from segment adjusted gross profit to profit before income taxes

December 31, 2024

Adjusted gross profit - Total reportable segments	2,750,779
Expenses and income that are not part of adjusted gross profit:
Technology expenses	(508,600)
Marketing expenses	(333,180)
Personnel expenses	(1,090,833)
Administrative expenses	(234,423)
Depreciation and amortization	(292,911)
Other expenses	(33,013)
Other income	88,153
Profit before income taxes	345,972

Pics N.V
Notes to the Consolidated financial statements as of December 31, 2025 and 2024.
(Thousands of Reais, unless otherwise stated)

33. Subsequent events

On January 29, 2026, PicS N.V. completed its initial public offering (“IPO”) of Class A common shares on the National Association of Securities Dealers Automated Quotation (“NASDAQ”) under the ticker symbol “PICS”. The Company issued and sold 22,857,143 Class A common shares at a public offering price of US$ 19.00 per share (equivalent to R$ 98.71 per share at the exchange rate on the transaction date), resulting in aggregate gross proceeds of R$ 2,256,376 (US$ 434,286) and net proceeds of R$ 2,098,430 (US$ 403,886), after deducting underwriting discounts, commissions and other offering costs.

The offering costs were accounted for as a direct deduction from equity, in accordance with applicable accounting standards. As a result of the IPO, the Company’s equity increased in 2026 by the amount of the net proceeds received from the offering.

The IPO occurred subsequent to the reporting period. Accordingly, the issuance of Class A common shares did not have an impact on the Company’s consolidated financial position, results of operations or earnings per share for the reporting period presented. However, the IPO resulted in a significant increase in the Company’s cash and cash equivalents and equity in 2026 by the amount of the net proceeds received, and will prospectively affect the number of shares outstanding and earnings per share in future periods. On February 18, 2026, the Company invested R$ 1,500,000 in PicPay Bank to support the bank’s growth while meeting regulatory capital requirements. This investment did not impact the consolidated capital position.

On January 29, 2026 Prior to the closing of the offering, the Company's share capital comprised Class A common shares R$ 0.06 (EUR 0.01 nominal value), Class B common shares R$ 0.61 (EUR 0.10 nominal value) and conversion shares R$ 0.55 (EUR 0.09 nominal value). Each Class B common share is convertible into one Class A common share and one conversion share.

Upon completion of the offering, the outstanding share capital of the Company was comprised of 43,135,919 Class A common shares and 86,451,624 Class B common shares. No conversion shares were outstanding after the offering.

Following the offering, the Company's authorized share capital amounted to R$ 225,374 (EUR 36,360), and the Company remained in compliance with applicable Dutch statutory capital requirements.